SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

25 July 2024
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 25 July 2024
           re: 2024 Half-Year Results - Part 1 of 2

Lloyds Banking Group plc

2024 Half-Year Results

25 July 2024

Part 1 of 2

CONTENTS
Results for the half-year	1
Income statement (underlying basis) and key balance sheet metrics	3
Quarterly information	4
Balance sheet analysis	5
Group results – statutory basis	6
Group Chief Executive’s statement	7
Summary of Group results	9

Divisional results
Segmental analysis – underlying basis	16
Retail	18
Commercial Banking	20
Insurance, Pensions and Investments	22
Equity Investments and Central Items	25

Alternative performance measures	26

Risk management
Principal risks and uncertainties	32
Capital risk	33
Credit risk	38
Liquidity risk	50
Interest rate sensitivity	54

Statutory information
Condensed consolidated half-year financial statements (unaudited)	55
Condensed consolidated income statement (unaudited)	56
Condensed consolidated statement of comprehensive income (unaudited)	57
Condensed consolidated balance sheet (unaudited)	58
Condensed consolidated statement of changes in equity (unaudited)	59
Condensed consolidated cash flow statement (unaudited)	62
Notes to the condensed consolidated half-year financial statements (unaudited)	63

Statement of directors’ responsibilities	99
Independent review report to Lloyds Banking Group plc	100
Key dates	101
Basis of presentation	101
Forward-looking statements	102
Contacts	103

Alternative performance measures
The Group uses a number of alternative performance measures, including underlying profit, in the description of its business performance and financial position. These measures are labelled with a superscript ‘A’ throughout this document, with the exception of content on pages 1 to 2 and pages 1 to 8 which is, unless otherwise stated, presented on an underlying basis. Further information on these measures is set out on page 1.

Forward-looking statements
This news release contains forward-looking statements. For further details, reference should be made to page 1.

RESULTS FOR THE HALF-YEAR

“In the first six months of 2024, the Group delivered robust financial results with solid income performance and cost discipline alongside strong capital generation.

2024 is a key year for our strategic delivery. We continue to deliver on our strategic transformation, as illustrated in the fourth of our investor seminars last month. We remain on track to meet our 2024 targeted outcomes. Indeed, our progress to date enables us to reaffirm 2024 guidance and remain confident in achieving our 2026 strategic objectives and guidance.

Guided by our purpose, we continue to support customers in reaching their financial goals and successfully transform our Group. This underpins our ambition of higher, more sustainable returns that will deliver for all of our stakeholders as we continue to Help Britain Prosper.”

Charlie Nunn, Group Chief Executive
Delivering on our purpose driven strategy; on track to meet 2024 and 2026 strategic outcomes
●
Supporting customers to reach financial goals, by meeting a broad range of their financial needs
●
Continued strategic transformation, with c.£3 billion planned investment between 2022 and the end of 2024, enabling delivery of business and financial benefits
●
Successful execution demonstrated through four strategic seminars, delivered over the last twelve months

Robust financial performance, in line with expectations1
●
Statutory profit after tax of £2.4 billion (half-year to 30 June 2023: £2.9 billion) with net income down 9 per cent on the prior year and operating costs up 7 per cent (including Bank of England Levy), partly offset by a lower impairment charge
●
Return on tangible equity of 13.5 per cent (half-year to 30 June 2023: 16.6 per cent)
●
Underlying net interest income of £6.3 billion, down 10 per cent with a lower banking net interest margin, as expected, of 2.94 per cent and average interest-earning banking assets of £449.2 billion
●
Underlying other income of £2.7 billion, 8 per cent higher, driven by continued recovery in customer and market activity and the benefit of strategic initiatives
●
Operating lease depreciation of £679 million, up on the prior year reflecting growth in the fleet size, depreciation of higher value vehicles and declines in used electric car prices
●
Operating costs of £4.7 billion, up 7 per cent, with cost efficiencies helping to offset higher ongoing strategic investment, planned elevated severance charges and continued inflationary pressures, alongside c.£0.1 billion in the first quarter relating to the sector-wide change in the charging approach for the Bank of England Levy (excluding this, operating costs were up 4 per cent)
●
Remediation costs of £95 million (half-year to 30 June 2023: £70 million), largely in relation to pre-existing programmes
●
Underlying impairment charge of £101 million and asset quality ratio of 5 basis points. Excluding the impact of improvements to the economic outlook, the asset quality ratio was 19 basis points. The portfolio remains well-positioned with resilient credit performance and strong asset quality

Growth in customer franchise
●
Loans and advances to customers increased by £2.7 billion during the half-year period to £452.4 billion, with growth across Retail, including mortgages and unsecured loans
●
Customer deposits of £474.7 billion increased by £3.3 billion, with growth in Retail deposits of £4.9 billion partly offset by a reduction in Commercial Banking deposits of £1.6 billion

RESULTS FOR THE HALF-YEAR (continued)
Strong capital generation, in line with expectations, enabling an increased interim dividend
●
Strong capital generation of 87 basis points, after regulatory headwinds of 7 basis points
●
CET1 ratio of 14.1 per cent after 48 basis points for ordinary dividend accrual. Significantly above our ongoing target of c.13.0 per cent by 2026
●
Risk-weighted assets of £222.0 billion up £2.9 billion in the period, reflecting lending growth and other movements, partly offset by effective management of risk-weighted assets
●
Tangible net assets per share of 49.6 pence, down from 50.8 pence at 31 December 2023 after capital distributions, alongside the impact of increased longer-term rates on the cash flow hedge reserve and pension surplus
●
Interim ordinary dividend of 1.06 pence per share (equivalent to £662 million), up 15 per cent on the prior year

Reaffirming guidance for 2024
Based on our current macroeconomic assumptions, for 2024 the Group continues to expect:
●
Banking net interest margin of greater than 290 basis points
●
Operating costs of c.£9.4 billion including the c.£0.1 billion Bank of England Levy
●
Asset quality ratio now expected to be less than 20 basis points
●
Return on tangible equity of c.13 per cent
●
Capital generation of c.175 basis points2
●
Risk-weighted assets between £220 billion and £225 billion
●
To pay down to a CET1 ratio of c.13.5 per cent

Confident in 2026 guidance:
Based on our current macroeconomic assumptions and confidence in our strategy, the Group is maintaining its medium-term guidance for 2026:
●
Cost:income ratio of less than 50 per cent
●
Return on tangible equity of greater than 15 per cent
●
Capital generation of greater than 200 basis points2
●
To pay down to a CET1 ratio of c.13 per cent
1
See the basis of presentation on page 1.
2
Excluding capital distributions. Inclusive of ordinary dividends received from the Insurance business in February of the following year.

INCOME STATEMENT (UNDERLYING BASIS)A AND KEY BALANCE SHEET METRICS

	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Change %	Half-year to 31 Dec 2023 £m	Change %

Underlying net interest income	6,338	7,004	(10)	6,761	(6)
Underlying other income	2,734	2,538	8	2,585	6
Operating lease depreciation	(679)	(356)	(91)	(600)	(13)
Net income	8,393	9,186	(9)	8,746	(4)
Operating costs	(4,700)	(4,413)	(7)	(4,727)	1
Remediation	(95)	(70)	(36)	(605)	84
Total costs	(4,795)	(4,483)	(7)	(5,332)	10
Underlying profit before impairment	3,598	4,703	(23)	3,414	5
Underlying impairment (charge) credit	(101)	(662)	85	354
Underlying profit	3,497	4,041	(13)	3,768	(7)
Restructuring	(15)	(25)	40	(129)	88
Volatility and other items	(158)	(146)	(8)	(6)
Statutory profit before tax	3,324	3,870	(14)	3,633	(9)
Tax expense	(880)	(1,006)	13	(979)	10
Statutory profit after tax	2,444	2,864	(15)	2,654	(8)

Earnings per share	3.4p	3.9p	(0.5)p	3.7p	(0.3)p
Dividends per share – ordinary	1.06p	0.92p	15	1.84p

Banking net interest marginA	2.94%	3.18%	(24)bp	3.03%	(9)bp
Average interest-earning banking assetsA	£449.2bn	£453.8bn	(1)	£452.9bn	(1)
Cost:income ratioA	57.1%	48.8%	8.3pp	61.0%	(3.9)pp
Asset quality ratioA	0.05%	0.29%	(24)bp	(0.15)%	20bp
Return on tangible equityA	13.5%	16.6%	(3.1)pp	15.3%	(1.8)pp

	At 30 Jun 2024	At 31 Mar 2024	Change %	At 31 Dec 2023	Change %

Loans and advances to customers	£452.4bn	£448.5bn	1	£449.7bn	1
Customer deposits	£474.7bn	£469.2bn	1	£471.4bn	1
Loan to deposit ratioA	95%	96%	(1pp)	95%
CET1 ratio	14.1%	13.9%	0.2pp	14.6%	(0.5)pp
Pro forma CET1 ratioA,1	14.1%	13.9%	0.2pp	13.7%	0.4pp
UK leverage ratio	5.4%	5.6%	(0.2)pp	5.8%	(0.4)pp
Risk-weighted assets	£222.0bn	£222.8bn		£219.1bn	1
Wholesale funding	£97.6bn	£99.9bn	(2)	£98.7bn	(1)
Liquidity coverage ratio2	144%	143%	1pp	142%	2pp
Net stable funding ratio3	130%	130%		130%
Tangible net assets per shareA	49.6p	51.2p	(1.6)p	50.8p	(1.2)p
A
See page 1.
1
31 December 2023 reflects both the full impact of the share buyback announced in respect of 2023 and the ordinary dividend received from the Insurance business in February 2024, but excludes the impact of the phased unwind of IFRS 9 relief on 1 January 2024.
2
The liquidity coverage ratio is calculated as a monthly rolling simple average over the previous 12 months.
3
Net stable funding ratio is based on an average of the four previous quarters

.
QUARTERLY INFORMATIONA

	Quarter Ended 30 Jun 2024 £m	Quarter ended 31 Mar 2024 £m	Change %	Quarter ended 31 Dec 2023 £m	Quarter ended 30 Sep 2023 £m	Quarter ended 30 Jun 2023 £m	Quarter ended 31 Mar 2023 £m

Underlying net interest income	3,154	3,184	(1)	3,317	3,444	3,469	3,535
Underlying other income	1,394	1,340	4	1,286	1,299	1,281	1,257
Operating lease depreciation	(396)	(283)	(40)	(371)	(229)	(216)	(140)
Net income	4,152	4,241	(2)	4,232	4,514	4,534	4,652
Operating costs	(2,298)	(2,402)	4	(2,486)	(2,241)	(2,243)	(2,170)
Remediation	(70)	(25)		(541)	(64)	(51)	(19)
Total costs	(2,368)	(2,427)	2	(3,027)	(2,305)	(2,294)	(2,189)
Underlying profit before impairment	1,784	1,814	(2)	1,205	2,209	2,240	2,463
Underlying impairment (charge) credit	(44)	(57)	23	541	(187)	(419)	(243)
Underlying profit	1,740	1,757	(1)	1,746	2,022	1,821	2,220
Restructuring	(3)	(12)	75	(85)	(44)	(13)	(12)
Volatility and other items	(41)	(117)	65	114	(120)	(198)	52
Statutory profit before tax	1,696	1,628	4	1,775	1,858	1,610	2,260
Tax expense	(467)	(413)	(13)	(541)	(438)	(387)	(619)
Statutory profit after tax	1,229	1,215	1	1,234	1,420	1,223	1,641

Earnings per share	1.7p	1.7p		1.7p	2.0p	1.6p	2.3p
Banking net interest marginA	2.93%	2.95%	(2)bp	2.98%	3.08%	3.14%	3.22%
Average interest-earning banking assetsA	£449.4bn	£449.1bn		£452.8bn	£453.0bn	£453.4bn	£454.2bn
Cost:income ratioA	57.0%	57.2%	(0.2)pp	71.5%	51.1%	50.6%	47.1%
Asset quality ratioA	0.05%	0.06%	(1)bp	(0.47)%	0.17%	0.36%	0.22%
Return on tangible equityA	13.6%	13.3%	0.3pp	13.9%	16.9%	13.6%	19.1%

	At 30 Jun 2024	At 31 Mar 2024	Change %	At 31 Dec 2023	At 30 Sep 2023	At 30 Jun 2023	At 31 Mar 2023

Loans and advances to customers1	£452.4bn	£448.5bn	1	£449.7bn	£452.1bn	£450.7bn	£452.3bn
Customer deposits	£474.7bn	£469.2bn	1	£471.4bn	£470.3bn	£469.8bn	£473.1bn
Loan to deposit ratioA	95%	96%	(1)pp	95%	96%	96%	96%
CET1 ratio	14.1%	13.9%	0.2pp	14.6%	14.6%	14.2%	14.1%
Pro forma CET1 ratioA,2	14.1%	13.9%	0.2pp	13.7%	14.6%	14.2%	14.1%
UK leverage ratio	5.4%	5.6%	(0.2)pp	5.8%	5.7%	5.7%	5.6%
Risk-weighted assets	£222.0bn	£222.8bn		£219.1bn	£217.7bn	£215.3bn	£210.9bn
Wholesale funding	£97.6bn	£99.9bn	(2)	£98.7bn	£108.5bn	£103.5bn	£101.1bn
Liquidity coverage ratio3	144%	143%	1pp	142%	142%	142%	143%
Net stable funding ratio4	130%	130%		130%	130%	130%	129%
Tangible net assets per shareA	49.6p	51.2p	(1.6)p	50.8p	47.2p	45.7p	49.6p
1
The increase between 31 March 2024 and 30 June 2024 is net of the impact of the securitisation of £0.9 billion of legacy Retail mortgages in May 2024. The reduction between 30 September 2023 and 31 December 2023 is net of the impact of the securitisation of £2.7 billion of UK Retail unsecured loans.
2
31 December 2023 reflects both the full impact of the share buyback announced in respect of 2023 and the ordinary dividend received from the Insurance business in February 2024, but excludes the impact of the phased unwind of IFRS 9 relief on 1 January 2024.
3
The liquidity coverage ratio is calculated as a monthly rolling simple average over the previous 12 months.
4
Net stable funding ratio is based on an average of the four previous quarters.

BALANCE SHEET ANALYSIS

	At 30 Jun 2024 £bn	At 31 Mar 2024 £bn	Change %	At 31 Dec 2023 £bn	Change %

UK mortgages1,2	306.9	304.6	1	306.2
Credit cards	15.6	15.2	3	15.1	3
UK Retail unsecured loans	8.2	7.6	8	6.9	19
UK Motor Finance	16.2	15.8	3	15.3	6
Overdrafts	1.0	1.0		1.1	(9)
Retail other1,3	17.2	16.9	2	16.6	4
Small and Medium Businesses	31.5	32.2	(2)	33.0	(5)
Corporate and Institutional Banking	56.6	55.6	2	55.6	2
Central Items4	(0.8)	(0.4)		(0.1)
Loans and advances to customers	452.4	448.5	1	449.7	1

Retail current accounts	101.7	103.1	(1)	102.7	(1)
Retail savings accounts5	201.5	196.4	3	194.8	3
Wealth	10.1	10.2	(1)	10.9	(7)
Commercial Banking	161.2	159.3	1	162.8	(1)
Central Items	0.2	0.2		0.2
Customer deposits	474.7	469.2	1	471.4	1

Total assets	892.9	889.6		881.5	1
Total liabilities	847.8	841.8	1	834.1	2

Ordinary shareholders’ equity	39.0	40.7	(4)	40.3	(3)
Other equity instruments	5.9	6.9	(14)	6.9	(14)
Non-controlling interests	0.2	0.2		0.2
Total equity	45.1	47.8	(6)	47.4	(5)

Ordinary shares in issue, excluding own shares	62,458m	63,653m	(2)	63,508m	(2)
1
From the first quarter of 2024, open mortgage book and closed mortgage book loans and advances, previously presented separately, are reported together as UK mortgages; Wealth loans and advances, previously reported separately, are included within Retail other. The 31 December 2023 comparative is presented on a consistent basis.
2
The increase between 31 March 2024 and 30 June 2024 is net of the impact of the securitisation of £0.9 billion of legacy Retail mortgages in May 2024.
3
Within loans and advances, Retail other includes the European and Wealth businesses.
4
Central Items includes central fair value hedge accounting adjustments.
5
From the first quarter of 2024, Retail relationship savings accounts and Retail tactical savings accounts, previously reported separately, are reported together as Retail savings accounts. The 31 December 2023 comparative is presented on a consistent basis.

GROUP RESULTS – STATUTORY BASIS

The results below are prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRS). The underlying results are shown on page 1.

Summary income statement	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Change %	Half-year to 31 Dec 2023 £m	Change %

Net interest income	6,046	6,798	(11)	6,500	(7)
Other income	12,843	8,097	59	14,010	(8)
Total income	18,889	14,895	27	20,510	(8)
Net finance expense in respect of insurance and investment contracts	(10,013)	(5,589)	(79)	(11,187)	10
Total income, after net finance expense in respect of insurance and investment contracts	8,876	9,306	(5)	9,323	(5)
Operating expenses	(5,452)	(4,774)	(14)	(6,049)	10
Impairment (charge) credit	(100)	(662)	85	359
Profit before tax	3,324	3,870	(14)	3,633	(9)
Tax expense	(880)	(1,006)	13	(979)	10
Profit for the period	2,444	2,864	(15)	2,654	(8)

Profit attributable to ordinary shareholders	2,145	2,572	(17)	2,361	(9)
Ordinary shares in issue (weighted-average – basic)	63,453m	66,226m	(4)	63,718m
Basic earnings per share	3.4p	3.9p	(0.5)p	3.7p	(0.3)p

Summary balance sheet	At 30 Jun 2024 £m	At 31 Mar 2024 £m	Change %	At 31 Dec 2023 £m	Change %
Assets
Cash and balances at central banks	66,808	70,990	(6)	78,110	(14)
Financial assets at fair value through profit or loss	209,139	212,435	(2)	203,318	3
Derivative financial instruments	18,983	18,820	1	22,356	(15)
Financial assets at amortised cost	525,698	520,053	1	514,635	2
Financial assets at fair value through other comprehensive income	27,847	27,206	2	27,592	1
Other assets	44,452	40,129	11	35,442	25
Total assets	892,927	889,633		881,453	1
Liabilities
Deposits from banks	5,584	6,105	(9)	6,153	(9)
Customer deposits	474,693	469,150	1	471,396	1
Repurchase agreements at amortised cost	37,914	37,461	1	37,703	1
Financial liabilities at fair value through profit or loss	27,056	25,837	5	24,914	9
Derivative financial instruments	16,647	16,727		20,149	(17)
Debt securities in issue at amortised cost	74,760	76,569	(2)	75,592	(1)
Liabilities arising from insurance and participating investment contracts	125,007	124,160	1	120,123	4
Liabilities arising from non-participating investment contracts	48,280	47,274	2	44,978	7
Other liabilities	27,421	27,982	(2)	22,827	20
Subordinated liabilities	10,448	10,577	(1)	10,253	2
Total liabilities	847,810	841,842	1	834,088	2
Total equity	45,117	47,791	(6)	47,365	(5)
Total equity and liabilities	892,927	889,633		881,453	1

GROUP CHIEF EXECUTIVE’S STATEMENT
We are now half way through the five year strategy we set out in February 2022. We continue to make strong progress in delivering against our strategic targets. We are on track to achieve our 2024 outcomes, including c.£0.7 billion of additional income and c.£1.2 billion of gross cost savings from strategic initiatives and we are reaffirming our 2024 financial guidance. We also remain confident in achieving our 2026 strategic outcomes and financial guidance.

The Group is performing well and has delivered a robust financial performance in the first half of the year, with continued business momentum, cost discipline and strong returns. In addition, the resilience of our business model and customer franchise, alongside our measured approach to risk, is demonstrated by our continued strong asset quality performance. Our performance positions the Group well for the future, and enables the Board to announce an interim ordinary dividend of 1.06 pence per share, up 15 per cent on the first half of 2023.

I am confident that our strategy remains the right one. As we look ahead to the UK’s priorities and opportunities, including the new government emphasis on sustained economic growth, our strong financials and business model position the Group well to continue to support our customers, and to help Britain prosper.

Robust financial performance and consistent delivery supporting higher interim dividend

Statutory profit after tax was £2.4 billion in the first half of 2024, down 15 per cent on the prior year with net income down 9 per cent and operating costs up 7 per cent, partly offset by strong asset quality contributing to a lower impairment charge. Robust net income of £8.4 billion included a resilient banking net interest margin of 2.94 per cent and 8 per cent growth in underlying other income, offset by higher operating lease depreciation. Operating costs of £4.7 billion reflected higher planned strategic investment, elevated severance charges and inflationary pressures. We continue to see strong asset quality, with credit performance improving. The impairment charge of £101 million includes a benefit from improved economic assumptions. Excluding this, the asset quality ratio was 19 basis points, remaining in line with our enhanced guidance.

The Group’s balance sheet grew in the first six months of the year, with loans and advances to customers increasing by £2.7 billion to £452.4 billion. This reflected growth across Retail, including mortgages and unsecured loans. Customer deposits of £474.7 billion also increased in the period, by £3.3 billion. This included growth in Retail deposits (including Wealth) of £4.9 billion offsetting a reduction in Commercial Banking deposits of £1.6 billion.

The Group delivered strong capital generation of 87 basis points and a CET1 ratio of 14.1 per cent after 48 basis points for ordinary dividend accrual. Given the strength of the capital generation and CET1 position, the Board has announced an interim ordinary dividend of 1.06 pence per share, up 15 per cent on the prior year and equivalent to £662 million. As usual, the Board will give due consideration at year end to the return of any surplus capital. In February this year, the Board decided to return surplus capital through a share buyback programme of up to £2.0 billion. As at 30 June 2024, the programme had completed £0.9 billion of the buyback, with c.1.8 billion ordinary shares purchased.

Delivering on purpose driven strategy, benefitting all stakeholders

We have a purpose-driven strategy. Delivering in line with our purpose of Helping Britain Prosper ensures that we drive outcomes that benefit all stakeholders. We continue to provide support to our customers to help them meet their financial needs, including supporting their savings goals through our strong ISA propositions, attracting an additional £6 billion of new Cash ISA savings during the first half of 2024. We also helped over 50,000 small businesses and charities open a new business current account with us.

Core to our purpose is our focus on creating new opportunities for future growth while contributing to an inclusive society and supporting the transition to a low carbon economy. Our initiatives in building a more inclusive society include lending over £7 billion to first time buyers and supporting c.£1.2 billion of funding to the social housing sector in the first half of the year, whilst continuing to support over 340 housing associations across the UK. We continue our partnership with the homelessness charity Crisis and together we believe we can help to end homelessness. Importantly, we also continue to progress towards the Group’s diversity targets for gender, ethnicity and disability.

To help build a sustainable future and support the transition to a low carbon economy we have delivered c.£38 billion1 of cumulative sustainable financing since 2022. We remain on track to meet our 2024 targets in this area. In the first half we also published our new sustainable bond framework and have since issued €1 billion of green bonds. We have also launched Buildings Transition Loans, offering Small and Medium businesses discounted lending for investing in energy efficient property portfolios.

1
From January 2022 to June 2024: £21.7 billion sustainable finance in Commercial Banking, £9.1 billion EPC A/B mortgage lending (up to March 2024), £7.6 billion financing for electric vehicles and plug-in hybrid electric vehicles.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

In the third year of our five-year strategic transformation, continued momentum across our strategic initiatives is enabling us to realise business and financial benefits. As a result, we are on track to meet our strategic objectives, alongside our financial targets. Our transformation is supported by c.£3 billion planned investment between 2022 and the end of 2024.

We have seen progress across all of our strategic priority areas, alongside the strategic enablers of people, technology and data. This gives us confidence that we are on track to deliver c.£0.7 billion of additional revenues from strategic initiatives and c.£1.2 billion of gross cost savings by the end of 2024. We have started to demonstrate this successful execution to investors, with two strategic seminars in 2023 and two in the first half of 2024 focused on our core business areas. Looking further out, we remain confident in achieving our 2026 strategic and financial outcomes, including generating an additional c.£1.5 billion revenues per annum from strategic initiatives.

Driving revenue growth and diversification

The Group continues to strengthen customer relationships, with a view to delivering diversified revenue growth across the business. In the first six months of 2024, we further enhanced our mobile apps, which now have over 19 million active users, bringing together products across the Group within dynamic ecosystems. For our mass affluent customers, we continued the roll out of ‘Lloyds Bank 360’, now reaching c.500,000 customers and we launched both Ready-Made Pensions and Invest Wise, a bespoke investment product for those aged between 18 and 25. Through investment in digital capability and product development, we have seen c.30 per cent growth in mobile active customers within Small and Medium Businesses. We were awarded Best Bank for Digitalisation Globally at the Global Trade Review Awards 2024.

Investing in efficiency and enablers to improve delivery

Strengthening cost and capital efficiency is critical. The Group is making strong progress in utilising technology to improve operating leverage. Over the first six months of 2024, we accelerated our shift to Cloud-based technology, surpassing our initial target for applications on Cloud. We also increased the number of legacy technology applications decommissioned by 20 per cent, taking our total decommissioned applications to c.500. In addition, the Cash Access UK Banking Hub network has doubled this year, providing continued support to customers in the heart of their communities in an efficient manner. This is in addition to the expansion of digital journeys within Small and Medium Businesses, with c.45 per cent of servicing journeys digitised to date.

Future outlook
We are progressing well towards our ambition of generating higher, more sustainable returns for shareholders and are on track to achieve our 2024 strategic and financial outcomes.

Reaffirming guidance for 2024
Based on our current macroeconomic assumptions, for 2024 the Group continues to expect:
●
Banking net interest margin of greater than 290 basis points
●
Operating costs of c.£9.4 billion including the c.£0.1 billion Bank of England Levy
●
Asset quality ratio now expected to be less than 20 basis points
●
Return on tangible equity of c.13 per cent
●
Capital generation of c.175 basis points1
●
Risk-weighted assets between £220 billion and £225 billion
●
To pay down to a CET1 ratio of c.13.5 per cent

Confident in 2026 guidance:
Based on our current macroeconomic assumptions and confidence in our strategy, the Group is maintaining its medium-term guidance for 2026:
●
Cost:income ratio of less than 50 per cent
●
Return on tangible equity of greater than 15 per cent
●
Capital generation of greater than 200 basis points1
●
To pay down to a CET1 ratio of c.13 per cent
1
Excluding capital distributions. Inclusive of ordinary dividends received from the Insurance business in February of the following year.

SUMMARY OF GROUP RESULTSA

Statutory results
The Group’s statutory profit before tax for the first half of 2024 was £3,324 million,14 per cent lower than the same period in 2023. This was due to lower net interest income and higher operating expenses, partly offset by a lower impairment charge. Statutory profit after tax was £2,444 million (half-year to 30 June 2023: £2,864 million).

The Group’s statutory income statement includes income and expenses attributable to the policyholders of the Group’s long-term assurance funds, investors in the Group’s non-participating investment contracts and third party interests in consolidated funds. These items materially offset in arriving at profit before tax but can, depending on market movements, lead to significant variances on a statutory basis between total income and net finance expense in respect of insurance and investment contracts from one period to the next.

Total income, after net finance expense in respect of insurance and investment contracts for the period was £8,876 million, a decrease of 5 per cent on the same period in 2023, primarily reflecting lower net interest income. Net interest income of £6,046 million was down 11 per cent compared to the first half of 2023, driven by lower margins. Other income amounted to £12,843 million in the half-year to 30 June 2024, compared to £8,097 million in the same period in 2023. Within other income, net trading income from the Group’s insurance activities was £9,820 million in the period compared to £5,464 million for the half-year 30 June 2023, an increase of £4,356 million largely reflecting stronger equity market performance. Outside of the insurance business, there was improved UK Motor Finance performance, including growth following the acquisition of Tusker in the first half of 2023 and an increase in average rental value and continued Commercial Banking growth. The overall movement in other income is broadly offset by the £4,424 million increase in net finance expense in respect of insurance and investment contracts.

Total operating expenses of £5,452 million were 14 per cent higher than in the prior year. This reflects higher operating lease depreciation, due to fleet size growth, the depreciation of higher value vehicles and declines in used electric car prices, alongside higher planned strategic investment, elevated severance charges and continued inflationary pressure. It also includes c.£0.1 billion relating to the sector-wide change in the charging approach for the Bank of England Levy during the first quarter. In the first half of 2024 the Group recognised remediation costs of £95 million (half-year to 30 June 2023: £70 million), largely in relation to pre-existing programmes. There have been no further charges relating to the potential impact of the FCA review into historical motor finance commission arrangements. An update from the FCA is currently expected in September.

Impairment was a net charge of £100 million (half-year to 30 June 2023: £662 million). The decrease reflects a larger credit from improvements to the Group’s economic outlook in the period (notably in HPI) and changes in methodology.

The Group recognised a tax expense of £880 million in the period, compared to £1,006 million in the first half of 2023, reflecting decreased profits.

Loans and advances to customers increased by £2.7 billion in the year to date to £452.4 billion. This included growth across most Retail product areas, with £0.7 billion growth in UK mortgages (net of the impact of the securitisation of £0.9 billion of legacy mortgages in the second quarter) and £1.3 billion growth in UK Retail unsecured loans, due to organic balance growth and lower repayments following a securitisation in the fourth quarter of 2023. In Commercial Banking, Small and Medium Business lending decreased by £1.5 billion including repayments of £0.8 billion of government-backed lending, partly offset by a £1.0 billion increase in Corporate and Institutional Banking balances through strategic growth. Growth of £3.9 billion in the second quarter was driven by balance increases across Retail, including £2.3 billion in UK mortgages (net of £0.9 billion securitisation) and £1.0 billion in Corporate and Institutional Banking. This supports a positive trajectory for average interest-earning banking assets in the second half of 2024.

Customer deposits stood at £474.7 billion at 30 June 2024, a healthy increase of £3.3 billion in the year to date and £5.5 billion in the second quarter. Retail deposits were up £4.9 billion in the first half with a combined increase of £5.9 billion across Retail savings and Wealth, driven by inflows to limited withdrawal and fixed products, partly offset by £1.0 billion reduction in current account balances. This was driven by seasonal tax payments and outflows to savings products, including the Group’s own savings offers, partly offset by wage inflation. Commercial Banking deposits reduced by £1.6 billion in the first half (with £1.9 billion growth in the second quarter). This was driven by managing for value in Corporate and Institutional Banking, while within Small and Medium Businesses, growth in targeted sectors was partly offset by outflows due to business utilisation.

Total equity of £45.1 billion at 30 June 2024 decreased from £47.4 billion at 31 December 2023. The movement reflected attributable profit for the period, offset by the dividend paid in May 2024, the redemption of a US Dollar denominated AT1 capital instrument and the impact of the share buyback programme announced in February 2024. At 30 June 2024, the programme had completed £0.9 billion of the buyback, with c.1.8 billion ordinary shares purchased.

SUMMARY OF GROUP RESULTS (continued)

Underlying results
The Group’s underlying profit was £3,497 million, a reduction of 13 per cent compared to £4,041 million in the first half of 2023. Lower underlying net interest income and higher operating lease depreciation and operating costs were partly offset by growth in underlying other income and a lower underlying impairment charge. Underlying profit in the second quarter was down by 1 per cent compared to the first quarter of 2024, with lower net income partly offset by lower operating costs.

Net incomeA
	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Change %	Half-year to 31 Dec 2023 £m	Change %

Underlying net interest income	6,338	7,004	(10)	6,761	(6)
Underlying other income	2,734	2,538	8	2,585	6
Operating lease depreciation1	(679)	(356)	(91)	(600)	(13)
Net incomeA	8,393	9,186	(9)	8,746	(4)

Banking net interest marginA	2.94%	3.18%	(24)bp	3.03%	(9)bp
Average interest-earning banking assetsA	£449.2bn	£453.8bn	(1)	£452.9bn	(1)

1
Net of profits on disposal of operating lease assets of £37 million (half-year to 30 June 2023: £67 million).

Net income of £8,393 million was down 9 per cent on the first half of 2023, driven by lower underlying net interest income and an increased charge for operating lease depreciation. This was partly offset by higher underlying other income. Net income in the second quarter of 2024 is down 2 per cent versus the first quarter.

Underlying net interest income of £6,338 million was down 10 per cent on the first half of 2023, driven by an expected lower banking net interest margin of 2.94 per cent (half-year to 30 June 2023: 3.18 per cent). The lower margin reflects anticipated headwinds due to deposit churn and asset margin compression, particularly in the mortgage book as it refinances in a lower margin environment. These factors were partially offset by benefits from higher structural hedge earnings as it refinances in the higher rate environment. Average interest-earning banking assets in the first half of 2024 at £449.2 billion were slightly lower (1 per cent) compared to the first half of 2023. This was due to a modest reduction in the mortgage book and a reduction in Commercial Banking lending, including continued repayments of government-backed lending in Small and Medium Businesses. Loans and advances to customers increased by £2.7 billion in the first six months of 2024, with £3.9 billion in the second quarter, which will support expected growth in average interest-earning banking assets in the second half of 2024. Net interest income in the first half of the year included non-banking interest expense of £229 million (half-year to 30 June 2023: £155 million), increasing as a result of higher funding costs and growth in the Group’s non-banking businesses.

Underlying net interest income of £3,154 million in the second quarter of 2024 was slightly lower than the first quarter (three months to 31 March 2024: £3,184 million), with an anticipated continuation of first quarter trends, including asset margin compression (mainly within UK mortgages), deposit mix headwinds and lower Commercial Banking deposits. The Group still expects the banking net interest margin for 2024 to be greater than 290 basis points and average interest-earning banking assets to be greater than £450 billion.

The Group manages the risk to earnings and capital from movements in interest rates by hedging the net liabilities which are stable or less sensitive to movements in rates. The notional balance of the sterling structural hedge was £242 billion (31 December 2023: £247 billion, 31 March 2024: £244 billion) with a weighted average duration of approximately three-and-a-half years (31 December 2023: approximately three-and-a-half years). The Group continues to expect a modest reduction in the notional balance during 2024, inclusive of the reduction in the first half, with balances stabilising over the course of the year. The Group generated c.£1.9 billion of total income from sterling structural hedge balances in the first half of 2024, representing material growth over the prior year (half-year to 30 June 2023: £1.6 billion). The Group expects sterling structural hedge earnings in 2024 to be slightly over £0.7 billion higher than in 2023.

SUMMARY OF GROUP RESULTS (continued)
Underlying other income in the first half of 2024 of £2,734 million was 8 per cent higher compared to £2,538 million in the first half of 2023. Retail was up 14 per cent versus the first half of 2023, primarily due to UK Motor Finance, including growth following the acquisition of Tusker in the first half of 2023 and an increase in fleet size and average rental value. Within Commercial Banking, 11 per cent growth was driven by a strong markets performance due to growth from strategic investment and higher levels of client activity. Insurance, Pensions and Investments underlying other income grew by 5 per cent compared to the first half of 2023, driven by market share gains within general insurance alongside favourable market returns partly offset by the effects of the agreed sale (subject to regulatory approval) of the in-force bulk annuity portfolio (with associated income and costs for the period recognised within volatility and other items). Excluding the in-force bulk annuity portfolio, Insurance, Pensions and Investments was up 9 per cent. In Equity Investments and Central Items underlying other income was impacted by the timing of exits in the first half in the Group’s equity investment businesses. Compared to the first quarter of 2024, underlying other income was 4 per cent higher in the second quarter, primarily driven by growth in Retail and Insurance, Pensions and Investments.

The Group delivered organic growth in assets under administration (AuA) in Insurance, Pensions and Investments and Wealth (reported within Retail), with combined £2.9 billion net new money in open book AuA over the first half of 2024. In total, open book AuA now stands at c.£193 billion.

Operating lease depreciation of £679 million increased compared to the prior year (half-year to 30 June 2023: £356 million), largely given fleet growth, the depreciation of higher value vehicles and declines in used electric car prices. This decline in used electric car prices drove a c.£100 million additional charge in the second quarter to reflect future expected residual values.

Total costsA
	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Change %	Half-year to 31 Dec 2023 £m	Change %

Operating costsA	4,700	4,413	(7)	4,727	1
Remediation	95	70	(36)	605	84
Total costsA	4,795	4,483	(7)	5,332	10

Cost:income ratioA	57.1%	48.8%	8.3pp	61.0%	(3.9)pp

Total costs, including the Bank of England Levy and remediation, of £4,795 million were 7 per cent higher than the prior year, with operating costs of £4,700 million up 7 per cent. Operating costs include c.£0.1 billion relating to the sector-wide change in the charging approach for the Bank of England Levy (excluding this Levy, operating costs were up 4 per cent), taken in the first quarter. The Levy will have a broadly neutral impact on profit in 2024, with an offsetting benefit recognised in net interest income over the course of the year. The Group maintains its cost discipline with cost efficiencies helping to offset higher ongoing strategic investment, planned elevated severance charges and continued inflationary pressure. The Group’s cost:income ratio, including remediation, for the first half of 2024 was 57.1 per cent compared to 48.8 per cent in the prior year. Operating costs in 2024 are still expected to be c.£9.4 billion including c.£0.1 billion for the new Bank of England Levy.

The Group recognised remediation costs of £95 million in the first half (half-year to 30 June 2023: £70 million), largely in relation to pre-existing programmes. There have been no further charges relating to the potential impact of the FCA review into historical motor finance commission arrangements. An update from the FCA is currently expected in September.

SUMMARY OF GROUP RESULTS (continued)
Underlying impairmentA
	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Change %	Half-year to 31 Dec 2023 £m	Change %

Charges (credits) pre-updated MES1
Retail	463	551	16	513	10
Commercial Banking	(28)	108		(595)	(95)
Other	(10)	(2)		(10)
	425	657	35	(92)
Updated economic outlook
Retail	(269)	41		(274)	(2)
Commercial Banking	(55)	(36)	53	12
	(324)	5		(262)	24
Underlying impairment charge (credit)A	101	662	85	(354)

Asset quality ratioA	0.05%	0.29%	(24)bp	(0.15)%	20bp
Total underlying expected credit loss allowance (at end of period)A	3,847	5,419	(29)	4,337	(11)

1
Impairment charges excluding the impact from updated economic outlook taken each quarter.
Asset quality remained strong in the half-year with resilient credit performance throughout the period. In UK mortgages, further reductions in new to arrears and flows to default have been observed in the second quarter. Unsecured Retail portfolios continue to exhibit stable new to arrears and default trends. Credit quality remains stable and resilient in Commercial Banking.

Underlying impairment was a charge of £101 million (half-year to 30 June 2023: £662 million), resulting in an asset quality ratio of 5 basis points. The charge is after a £324 million multiple economic scenarios (MES) credit (half-year to 30 June 2023: £5 million charge), primarily from an improved economic outlook, notably in HPI and changes in methodology (see below). The pre-updated MES charge of £425 million (half-year to 30 June 2023: £657 million) is equivalent to an asset quality ratio of 19 basis points. Compared to the prior year, the pre-MES charge is lower, benefitting from strong portfolio performance and the release of judgemental adjustments for inflation and interest rate risks, given portfolio performance and lower charges in UK mortgages. Commercial Banking has benefitted from a one-off release from loss rates used in the model, while observing a low charge on new and existing Stage 3 clients.

The underlying expected credit loss (ECL) allowance reduced to £3.8 billion (31 December 2023: £4.3 billion) in the period, reflecting releases from improvements to the Group’s base case scenario. In addition, there has been a further reduction driven by evolution of the CPI inflation and UK Bank Rate profiles in the severe downside scenario, reflecting the more balanced role of a demand and a supply shock in the current environment. Alongside delaying the point of dispersion of all scenarios from the base case by a quarter, this contributed to the MES credit in the second quarter. The uplift from the base case to probability-weighted ECL remains at £0.5 billion (31 December 2023: £0.7 billion).

At 30 June 2024, total judgemental adjustments reduced the ECL allowance by £19 million (31 December 2023: increased the ECL allowance by £67 million). The reduction in the period is from the release, or reduced impact, of judgements held in respect of inflationary and interest rate risks in the Retail portfolios in the second quarter. This reflects the resilient performance observed from those customers identified with potentially heightened affordability risk, as well as inflation and the UK Bank Rate now stabilising.

Stage 3 assets at £10.2 billion are up slightly in the first half, driven by UK mortgages (31 December 2023: £10.1 billion). Write-offs remain low. Stage 2 assets have reduced in the first half to £45.7 billion (31 December 2023: £56.5 billion). The reduction is primarily driven by the transfer of assets from Stage 2 to Stage 1 as a result of improvements in the economic outlook. In Stage 2, 90.4 per cent of loans are up to date (31 December 2023: 91.3 per cent). The Group now expects the asset quality ratio to be less than 20 basis points in 2024.

SUMMARY OF GROUP RESULTS (continued)
Restructuring, volatility and other items
	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Change %	Half-year to 31 Dec 2023 £m	Change %

Underlying profit	3,497	4,041	(13)	3,768	(7)
Restructuring	(15)	(25)	40	(129)	88
Market volatility and asset sales	(65)	(63)	(3)	98
Amortisation of purchased intangibles	(41)	(35)	(17)	(45)	9
Fair value unwind	(52)	(48)	(8)	(59)	12
Volatility and other items	(158)	(146)	(8)	(6)
Statutory profit before tax	3,324	3,870	(14)	3,633	(9)
Tax expense	(880)	(1,006)	13	(979)	10
Statutory profit after tax	2,444	2,864	(15)	2,654	(8)

Earnings per share	3.4p	3.9p	(0.5)p	3.7p	(0.3)p
Return on tangible equityA	13.5%	16.6%	(3.1)pp	15.3%	(1.8)pp

	At 30 Jun2024	At 31 Mar2024	Change %	At 31 Dec 2023	Change %

Tangible net assets per shareA	49.6p	51.2p	(1.6)p	50.8p	(1.2)p

Restructuring costs for the first half of 2024 were £15 million (half-year to 30 June 2023: £25 million) and include costs relating to the integration of Embark and Tusker. Volatility and other items were a net loss of £158 million for the first half (half-year to 30 June 2023: net loss of £146 million). This comprised £65 million negative market volatility (half-year to 30 June 2023: £63 million), £41 million for the amortisation of purchased intangibles (half-year to 30 June 2023: £35 million) and £52 million relating to fair value unwind (half-year to 30 June 2023: £48 million). Market volatility was substantially driven by longer-term rate rises in the first six months, causing negative insurance volatility, partly offset by positive impacts from banking volatility.

The return on tangible equity for the first half of 2024 was 13.5 per cent (half-year to 30 June 2023: 16.6 per cent). The Group continues to expect the return on tangible equity for 2024 to be c.13 per cent.

Tangible net assets per share at 30 June 2024 were 49.6 pence, down 1.2 pence in the first half (31 December 2023: 50.8 pence) and down 1.6 pence in the second quarter. The reductions resulted from capital distributions in respect of 2023, including the payment of the full year ordinary dividend in the second quarter, alongside increased longer-term rates impacting the cash flow hedge reserve and pension surplus and the foreign exchange impact on the redemption of a US Dollar denominated AT1 capital instrument. This was offset by attributable profit and a reduction in the number of shares in issue due to the ongoing ordinary share buyback. Tangible net assets per share at 30 June 2024 was reduced by a further 0.9 pence as a result of an accrual for the ongoing ordinary share buyback without the corresponding reduction in the number of shares.

Tax
The Group recognised a tax expense of £880 million in the first half of the year (half-year to 30 June 2023: £1,006 million). The Group expects a medium-term effective tax rate of around 27 per cent based on the banking surcharge rate of 3 per cent and the corporation tax rate of 25 per cent.

SUMMARY OF GROUP RESULTS (continued)
Balance sheet
	At 30 Jun 2024	At 31 Mar 2024	Change %	At 31 Dec 2023	Change %

Loans and advances to customers	£452.4bn	£448.5bn	1	£449.7bn	1
Customer deposits	£474.7bn	£469.2bn	1	£471.4bn	1
Loan to deposit ratioA	95%	96%	(1pp)	95%

Wholesale funding	£97.6bn	£99.9bn	(2)	£98.7bn	(1)
Wholesale funding <1 year maturity	£38.0bn	£39.8bn	(5)	£35.1bn	8
of which: money market funding <1 year maturity1	£20.7bn	£22.7bn	(9)	£23.8bn	(13)
Liquidity coverage ratio – eligible assets2	£136.0bn	£136.4bn		£136.0bn
Liquidity coverage ratio3	144%	143%	1pp	142%	2pp
Net stable funding ratio4	130%	130%		130%
1
Excludes balances relating to margins of £2.1 billion (31 March 2024: £2.2 billion; 31 December 2023: £2.4 billion).
2
Eligible assets are calculated as a monthly rolling simple average of month end observations over the previous 12 months post any liquidity haircuts.
3
The liquidity coverage ratio is calculated as a monthly rolling simple average over the previous 12 months.
4
Net stable funding ratio is based on an average of the four previous quarters.

Loans and advances to customers increased by £2.7 billion in the year to date to £452.4 billion. This included growth across most Retail product areas, with £0.7 billion growth in UK mortgages (net of the impact of the securitisation of £0.9 billion of legacy mortgages in the second quarter) and £1.3 billion growth in UK Retail unsecured loans, due to organic balance growth and lower repayments following a securitisation in the fourth quarter of 2023. In Commercial Banking, Small and Medium Business lending decreased by £1.5 billion including repayments of £0.8 billion of government-backed lending, partly offset by a £1.0 billion increase in Corporate and Institutional Banking balances through strategic growth. Growth of £3.9 billion in the second quarter was driven by balance increases across Retail, including £2.3 billion in UK mortgages (net of £0.9 billion securitisation) and £1.0 billion in Corporate and Institutional Banking. This supports a positive trajectory for average interest-earning banking assets in the second half of 2024.

Customer deposits stood at £474.7 billion at 30 June 2024, a healthy increase of £3.3 billion in the year to date and £5.5 billion in the second quarter. Retail deposits were up £4.9 billion in the first half with a combined increase of £5.9 billion across Retail savings and Wealth, driven by inflows to limited withdrawal and fixed products, partly offset by £1.0 billion reduction in current account balances. This was driven by seasonal tax payments and outflows to savings products, including the Group’s own savings offers, partly offset by wage inflation. Commercial Banking deposits reduced by £1.6 billion in the first half (with £1.9 billion growth in the second quarter). This was driven by managing for value in Corporate and Institutional Banking, while within Small and Medium Businesses, growth in targeted sectors was partly offset by outflows due to business utilisation.

The Group has a large, high quality liquid asset portfolio held mainly in cash and government bonds, with all assets hedged for interest rate risk. The Group’s liquid assets continue to significantly exceed regulatory requirements and internal risk appetite, with a strong, stable liquidity coverage ratio of 144 per cent (31 December 2023: 142 per cent) and a strong net stable funding ratio of 130 per cent (31 December 2023: 130 per cent). The loan to deposit ratio of 95 per cent, stable compared to 31 December 2023, continues to reflect a robust funding and liquidity position.

Capital
	At 30 Jun 2024	At 31 Mar 2024	Change %	At 31 Dec 2023	Change %

CET1 ratio	14.1%	13.9%	0.2pp	14.6%	(0.5)pp
Pro forma CET1 ratioA,1	14.1%	13.9%	0.2pp	13.7%	0.4pp
UK leverage ratio	5.4%	5.6%	(0.2)pp	5.8%	(0.4)pp
Risk-weighted assets	£222.0bn	£222.8bn		£219.1bn	1

SUMMARY OF GROUP RESULTS (continued)
Capital generation
Pro forma CET1 ratio as at 31 December 20231	13.7%
Banking build (including impairment charge) (bps)	110
Insurance dividend (bps)	10
Risk-weighted assets (bps)	(18)
Other movements2 (bps)	(8)
Capital generation (bps)	94
Retail secured CRD IV model updates and phased unwind of IFRS 9 transitional relief (bps)	(7)
Capital generation (post CRD IV and transitional headwinds) (bps)	87
Ordinary dividend (bps)	(48)
CET1 ratio as at 30 June 2024	14.1%
1
31 December 2023 reflects both the full impact of the share buyback announced in respect of 2023 and the ordinary dividend received from the Insurance business in February 2024, but excludes the impact of the phased unwind of IFRS 9 relief on 1 January 2024.
2
Includes share-based payments, market volatility and FX loss on USD AT1 redemption.

The Group’s CET1 capital ratio at 30 June 2024 was 14.1 per cent (31 December 2023: 13.7 per cent pro forma). Capital generation after regulatory headwinds during the first half of the year was 87 basis points (47 basis points in the second quarter). This reflected robust banking build and the £200 million interim half-year dividend received from the Insurance business in June, partially offset by risk-weighted asset increases and other movements. Other movements include a 15 basis point impact given the recognition of a foreign exchange translation loss upon the redemption of a US Dollar denominated AT1 capital instrument in June. Regulatory headwinds of 7 basis points reflect the reduction in the transitional factor applied to IFRS 9 dynamic relief on 1 January 2024 and an adjustment for part of the impact of the Retail secured CRD IV models. The Group has accrued a foreseeable ordinary dividend of 48 basis points, inclusive of the announced interim ordinary dividend of 1.06 pence per share. The Group continues to expect capital generation in 2024 to be c.175 basis points.

As mentioned in the Group’s 2023 Full Year Results, there will be no further deficit contributions made to the Group’s main defined benefit pension schemes, fixed or variable, for this triennial period (to 31 December 2025).

Risk-weighted assets increased by £2.9 billion to £222.0 billion at 30 June 2024 (31 December 2023: £219.1 billion). This incorporates the impact of Retail lending growth, offset by optimisation including capital efficient securitisation activity, in addition to other movements. In the context of the Retail secured CRD IV models, it is estimated that a £5 billion risk-weighted asset increase will be required over 2024 to 2026, inclusive of the additional risk-weighted assets recognised in the first half of the year, noting that this will be subject to final model outcomes. The Group’s risk-weighted assets guidance for 2024 remains unchanged at between £220 billion and £225 billion.

The Group’s total regulatory CET1 capital requirement remains at around 12 per cent. The Board’s view of the ongoing level of CET1 capital required to grow the business, meet current and future regulatory requirements and cover economic and business uncertainties is c.13.0 per cent. This includes a management buffer of around 1 per cent. In order to manage risks and distributions in an orderly way, the Board expects to pay down to the previous target of c.13.5 per cent by the end of 2024 before progressing towards paying down to the current capital target of c.13.0 per cent by the end of 2026.

Dividend and share buyback

The Group has a progressive and sustainable ordinary dividend policy whilst maintaining the flexibility to return further surplus capital through buybacks or special dividends. The Board has recommended an interim ordinary dividend of 1.06 pence per share, an increase of 15 per cent compared to the first half of 2023, in line with the Board’s commitment to capital returns. The Board intends to pay down to its ongoing capital target of c.13 per cent by the end of 2026.

In February this year, the Board approved an ordinary share buyback programme of up to £2.0 billion to return surplus capital in respect of 2023. This commenced in February 2024 and at 30 June 2024, the programme had completed £0.9 billion of the buyback, with c.1.8 billion ordinary shares purchased.

DIVISIONAL RESULTS
Segmental analysis - underlying basisA
Half-year to 30 June 2024	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Equity Investments and Central Items £m	Group £m

Underlying net interest income	4,430	1,696	(74)	286	6,338
Underlying other income	1,148	947	649	(10)	2,734
Operating lease depreciation	(677)	(2)	–	–	(679)
Net income	4,901	2,641	575	276	8,393
Operating costs	(2,778)	(1,363)	(458)	(101)	(4,700)
Remediation	(54)	(32)	(5)	(4)	(95)
Total costs	(2,832)	(1,395)	(463)	(105)	(4,795)
Underlying profit before impairment	2,069	1,246	112	171	3,598
Underlying impairment (charge) credit	(194)	83	7	3	(101)
Underlying profit	1,875	1,329	119	174	3,497

Banking net interest marginA	2.49%	4.31%			2.94%
Average interest-earning banking assetsA	£367.0bn	£82.2bn	–	–	£449.2bn
Asset quality ratioA	0.11%	(0.17)%			0.05%
Loans and advances to customers1	£365.1bn	£88.1bn	–	(£0.8bn)	£452.4bn
Customer deposits	£313.3bn	£161.2bn	–	£0.2bn	£474.7bn
Risk-weighted assets	£123.3bn	£73.2bn	£0.2bn	£25.3bn	£222.0bn

Half-year to 30 June 2023	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Equity Investments and Central Items £m	Group £m

Underlying net interest income	5,064	1,934	(70)	76	7,004
Underlying other income	1,006	856	619	57	2,538
Operating lease depreciation	(351)	(5)	–	–	(356)
Net income	5,719	2,785	549	133	9,186
Operating costs	(2,607)	(1,253)	(451)	(102)	(4,413)
Remediation	(15)	(43)	(8)	(4)	(70)
Total costs	(2,622)	(1,296)	(459)	(106)	(4,483)
Underlying profit before impairment	3,097	1,489	90	27	4,703
Underlying impairment (charge) credit	(592)	(72)	1	1	(662)
Underlying profit	2,505	1,417	91	28	4,041

Banking net interest marginA	2.89%	4.70%			3.18%
Average interest-earning banking assetsA	£364.1bn	£87.8bn	–	£1.9bn	£453.8bn
Asset quality ratioA	0.33%	0.16%			0.29%
Loans and advances to customers1	£361.9bn	£92.1bn	–	(£3.3bn)	£450.7bn
Customer deposits	£305.9bn	£163.6bn	–	£0.3bn	£469.8bn
Risk-weighted assets	£114.8bn	£75.5bn	£0.2bn	£24.8bn	£215.3bn
1
Equity Investments and Central Items includes central fair value hedge accounting adjustments.

DIVISIONAL RESULTS (continued)
Segmental analysis - underlying basisA (continued)
Half-year to 31 December 2023	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Equity Investments and Central Items £m	Group £m

Underlying net interest income	4,583	1,865	(62)	375	6,761
Underlying other income	1,153	835	590	7	2,585
Operating lease depreciation	(597)	(3)	–	–	(600)
Net income	5,139	2,697	528	382	8,746
Operating costs	(2,862)	(1,394)	(429)	(42)	(4,727)
Remediation	(500)	(84)	(6)	(15)	(605)
Total costs	(3,362)	(1,478)	(435)	(57)	(5,332)
Underlying profit before impairment	1,777	1,219	93	325	3,414
Underlying impairment (charge) credit	(239)	583	6	4	354
Underlying profit	1,538	1,802	99	329	3,768

Banking net interest marginA	2.58%	4.56%			3.03%
Average interest-earning banking assetsA	£367.1bn	£85.8bn	–	–	£452.9bn
Asset quality ratioA	0.13%	(1.25)%			(0.15)%
Loans and advances to customers1	£361.2bn	£88.6bn	–	(£0.1bn)	£449.7bn
Customer deposits	£308.4bn	£162.8bn	–	£0.2bn	£471.4bn
Risk-weighted assets	£119.3bn	£74.2bn	£0.2bn	£25.4bn	£219.1bn
1
Equity Investments and Central Items includes central fair value hedge accounting adjustments.

DIVISIONAL RESULTS (continued)

Retail
Retail offers a broad range of financial services products to personal customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to build enduring relationships that meet more of its customers’ financial needs and improve their financial resilience throughout their lifetime, with personalised products and services. Retail operates the largest digital bank and branch network in the UK and continues to improve service levels and reduce conduct risk, whilst working within a prudent risk appetite. Through strategic investment, alongside increased use of data, Retail aims to deepen existing and new consumer relationships and broaden its intermediary offering, to improve customer experience, operational efficiency and increasingly tailor propositions.

Strategic progress
●
UK’s largest digital bank with 22.0 million digitally active users, of which 19.4 million actively use the Group’s mobile apps, up 4 per cent in year. Mobile messaging service interactions increased 70 per cent versus prior year
●
Introduced dynamic ecosystems within the mobile apps1, bringing together products and services such as savings and investments, mortgages and home insurance into spaces aligned to how customers think about their finances
●
Digital capability enhancements, including new eligibility likelihood messaging in ‘Your Credit Score’, the Group’s credit checking tool which now has over 10 million customer registrations, a new mobile journey for customers to transfer in their existing ISAs, and partnering with ApTap to provide a bill management marketplace for mortgage customers
●
Scaled up the ‘Lloyds Bank 360’ mass affluent proposition to c.500,000 customers and launched new dedicated remortgage product for these customers; introduced digital investment advice service on customer mobile apps
●
Renewed and expanded partnership with Visa, the Group’s preferred scheme partner, to further enhance the debit and credit card businesses. Removed fees on overseas debit card usage for the majority of packaged bank accounts
●
Cash Access UK Banking Hub network doubled in size this year, providing continued support to customers in the heart of their communities. Trial of a new banking kiosk format as we continue to innovate on distribution
●
Invested in technology business Coadjute, whose goal is to modernise and transform how all parties involved in property transactions connect, collaborate and communicate, to improve and speed up the home buying journey
●
On track to meet 2024 sustainability targets, having lent £9.1 billion for mortgages2 on properties with an EPC rating of B or higher and £7.6 billion for financing and leasing of battery electric and plug-in hybrid vehicles2
●
Partnered with iconic British brand Aston Martin as their retail finance provider for UK vehicle sales

Financial performance
●
Underlying net interest income 13 per cent lower, reflecting anticipated mortgage and unsecured lending margin compression, deposit mix headwinds, partly offset by structural hedge earnings in the higher rate environment
●
Underlying other income up 14 per cent, driven by UK Motor Finance, including growth following the acquisition of Tusker in the first half of 2023 and an increase in average rental value
●
Operating lease depreciation charge higher due to fleet growth, the depreciation of higher value vehicles and declines in used electric car prices, the latter driving a c.£100 million additional charge in the second quarter
●
Operating costs up 7 per cent, with cost efficiencies helping to offset ongoing strategic investment (including planned elevated severance), the sector-wide Bank of England Levy and inflationary pressure. Remediation costs of £54 million relate largely to pre-existing programmes
●
Underlying impairment charge of £194 million is lower than prior year. This is due to updated economic scenarios resulting in a £269 million credit (notably an improved HPI outlook), the release of judgmental adjustments for inflation and interest rate risks and further improvement in UK mortgages credit performance
●
Loans and advances to customers up £3.9 billion with growth across most product areas. £0.7 billion growth in UK mortgages (net of the securitisation of £0.9 billion legacy mortgages) and £1.3 billion growth in UK Retail unsecured loans, due to organic balance growth and lower repayments following a securitisation in the fourth quarter of 2023
●
Customer deposits up 2 per cent, including a £6.7 billion increase in savings, with the higher rate environment driving inflows to fixed and limited withdrawal products. Current account balances down £1.0 billion from seasonal tax payments and outflows to savings including the Groups own offering, partly offset by wage inflation
●
Risk-weighted assets up 3 per cent to £123.3 billion, due to higher lending balances and an adjustment for part of the impact of the Retail secured CRD IV models, partly offset by the securitisation of legacy mortgage loans
1
Available to Halifax, Lloyds Bank and Bank of Scotland customers, dependent on product holding and mobile operating system.
2
Since 1 January 2022, new mortgage lending on residential property with an Energy Performance Certificate rating of B or higher at 31 March 2024; and new lending for Black Horse and operating leases for Lex Autolease and Tusker at 30 June 2024.

DIVISIONAL RESULTS (continued)

Retail (continued)
Retail performance summaryA
	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Change %	Half-year to 31 Dec 2023 £m	Change %

Underlying net interest income	4,430	5,064	(13)	4,583	(3)
Underlying other income	1,148	1,006	14	1,153
Operating lease depreciation	(677)	(351)	(93)	(597)	(13)
Net income	4,901	5,719	(14)	5,139	(5)
Operating costs	(2,778)	(2,607)	(7)	(2,862)	3
Remediation	(54)	(15)		(500)	89
Total costs	(2,832)	(2,622)	(8)	(3,362)	16
Underlying profit before impairment	2,069	3,097	(33)	1,777	16
Underlying impairment	(194)	(592)	67	(239)	19
Underlying profit	1,875	2,505	(25)	1,538	22

Banking net interest marginA	2.49%	2.89%	(40)bp	2.58%	(9)bp
Average interest-earning banking assetsA	£367.0bn	£364.1bn	1	£367.1bn
Asset quality ratioA	0.11%	0.33%	(22)bp	0.13%	(2)bp

	At 30 Jun 2024 £bn	At 31 Mar 2024 £bn	Change %	At 31 Dec 2023 £bn	Change %

UK mortgages1,2	306.9	304.6	1	306.2
Credit cards	15.6	15.2	3	15.1	3
UK Retail unsecured loans	8.2	7.6	8	6.9	19
UK Motor Finance	16.2	15.8	3	15.3	6
Overdrafts	1.0	1.0		1.1	(9)
Other1,3	17.2	16.9	2	16.6	4
Loans and advances to customers	365.1	361.1	1	361.2	1
Operating lease assets4	6.9	6.8	1	6.5	6
Total customer assets	372.0	367.9	1	367.7	1

Current accounts	101.7	103.1	(1)	102.7	(1)
Savings accounts5	201.5	196.4	3	194.8	3
Wealth	10.1	10.2	(1)	10.9	(7)
Customer deposits	313.3	309.7	1	308.4	2

Risk-weighted assets	123.3	121.4	2	119.3	3
1
From the first quarter of 2024, open mortgage book and closed mortgage book loans and advances, previously presented separately, are reported together as UK mortgages; Wealth loans and advances, previously reported separately, are included within Retail other. The 31 December 2023 comparative is presented on a consistent basis.
2
The increase between 31 March 2024 and 30 June 2024 is net of the impact of the securitisation of £0.9 billion of legacy Retail mortgages in May 2024.
3
Within loans and advances, Retail other includes the European and Wealth businesses.
4
Operating lease assets relate to Lex Autolease and Tusker.
5
From the first quarter of 2024, Retail relationship savings accounts and Retail tactical savings accounts, previously reported separately, are reported together as Retail savings accounts. The 31 December 2023 comparative is presented on a consistent basis.

DIVISIONAL RESULTS (continued)

Commercial Banking
Commercial Banking serves small and medium businesses and corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services whilst connecting the whole Group to clients. Through investment in digital capability and product development, Commercial Banking will deliver an enhanced customer experience via a digital-first model in Small and Medium Businesses and an expanded client proposition across Commercial Banking, generating diversified capital efficient growth and supporting customers in their transition to net zero.
Strategic progress
●
Increased euro and US Dollar debt capital markets issuance volumes by 61 per cent versus the first half of 2023, significantly above market increase of 27 per cent1
●
Winning greater than 60 per cent of mandates in Global Transaction Solutions
●
Improved cardholder proposition for foreign visitors to the UK with the enablement of local currency card payments and withdrawals, providing guaranteed costs at the point of transaction
●
Awarded Best Bank for Digitalisation Globally at the Global Trade Review Awards 2024. Completed the Group’s first electronic bill of lading transaction; reducing transaction time, execution risk, costs and environmental impact
●
Delivered £5.9 billion of sustainable financing2 in first half of 2024. Ranked first in ESG-labelled bond issuance for UK issuers3
●
Launched ‘Lloyds Bank Market Insights’ bringing together economics and markets expertise to provide topical and timely thought leadership to clients
●
Launched new mobile first instant access savings journey enabling clients to open an instant access account seamlessly with straight through processing
●
Successful pilot in partnership with CoBa, creating client insights by connecting products and services into one place to establish foreign exchange requirements
●
Expanded Merchant Services Clover proposition, offering customers new terminals and faster settlement through an assisted onboarding journey
●
Rolled out new mobile overdraft journey, streamlining the customer experience and enabling Business Banking customers to digitally apply for an overdraft facility up to £50,000
●
Launched the Buildings Transition Loan offering customers discounted lending for investing in energy efficient property portfolios. Enhancing and expanding Green Asset Finance and Clean Growth Financing lending products
●
Hosted the Lilac Review following the publication of the Disability and Entrepreneur Report in partnership with Small Business Britain, demonstrating commitment to drive meaningful change to support disabled-led businesses

Financial performance
●
Underlying net interest income of £1,696 million, down 12 per cent on the prior year, driven by a lower banking net interest margin reflecting deposit churn and lower average deposit balances
●
Underlying other income increased 11 per cent to £947 million, driven by strong markets performance due to growth from strategic investment and higher levels of client activity resulting in client franchise growth
●
Operating costs 9 per cent higher with continued cost efficiencies helping to offset the sector-wide Bank of England Levy, ongoing strategic investment, planned elevated severance charges and inflationary pressures. Remediation charge remains low at £32 million
●
Underlying impairment credit of £83 million given strong asset quality and a benefit from a one-off release from loss rates and updated economic scenarios. Continuing to observe a low charge on new and existing Stage 3 clients
●
Customer lending 1 per cent lower at £88.1 billion reflecting continued net repayments within Small and Medium Businesses, including government-backed lending, partly offset by strategic growth in Corporate and Institutional Banking
●
Customer deposits 1 per cent lower at £161.2 billion, due to managing for value in Corporate and Institutional Banking. Within Small and Medium Businesses, growth in targeted sectors partly offset by outflows due to business utilisation
●
Risk-weighted assets decreased to £73.2 billion, demonstrating efficient use of capital and optimisation activity
1
Refinitiv Eikon; All international bonds in euro and US Dollar, excluding Sovereign, supranational and agency issuance.
2
In line with the Sustainable Financing Framework.
3
Bondradar; excluding Sovereign, supranational and agency issuance.

DIVISIONAL RESULTS (continued)

Commercial Banking (continued)
Commercial Banking performance summaryA
	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Change %	Half-year to 31 Dec 2023 £m	Change %

Underlying net interest income	1,696	1,934	(12)	1,865	(9)
Underlying other income	947	856	11	835	13
Operating lease depreciation	(2)	(5)	60	(3)	33
Net income	2,641	2,785	(5)	2,697	(2)
Operating costs	(1,363)	(1,253)	(9)	(1,394)	2
Remediation	(32)	(43)	26	(84)	62
Total costs	(1,395)	(1,296)	(8)	(1,478)	6
Underlying profit before impairment	1,246	1,489	(16)	1,219	2
Underlying impairment credit (charge)	83	(72)		583	(86)
Underlying profit	1,329	1,417	(6)	1,802	(26)

Banking net interest marginA	4.31%	4.70%	(39)bp	4.56%	(25)bp
Average interest-earning banking assetsA	£82.2bn	£87.8bn	(6)	£85.8bn	(4)
Asset quality ratioA	(0.17%)	0.16%		(1.25%)

	At 30 Jun 2024£bn	At 31 Mar 2024 £bn	Change %	At 31 Dec 2023 £bn	Change %

Small and Medium Businesses	31.5	32.2	(2)	33.0	(5)
Corporate and Institutional Banking	56.6	55.6	2	55.6	2
Loans and advances to customers	88.1	87.8		88.6	(1)

Customer deposits	161.2	159.3	1	162.8	(1)

Risk-weighted assets	73.2	74.3	(1)	74.2	(1)

DIVISIONAL RESULTS (continued)

Insurance, Pensions and Investments
Insurance, Pensions and Investments (IP&I) supports over 10 million customers with assets under administration (AuA) of £226 billion (excluding Wealth) and annualised annuity payments of over £0.8 billion. This was articulated through the investor seminar in March 2024, which highlighted the significant growth potential in the business and the capacity to unlock value. The Group continues to invest significantly into IP&I to develop the business, including the investment propositions to support the Group’s mass affluent strategy, innovating intermediary propositions and accelerating the transition to a low carbon economy. The decision to divest the bulk annuities business was a key step in refocusing the activities of IP&I.
Strategic progress
●
Open book AuA of £177 billion, with 8 per cent growth year-on-year. Net AuA flows of £2.7 billion, contributing to an increased stock of deferred profit
●
Workplace pensions business 5 per cent annual increase in regular contributions to pensions administered, with £2.6 billion net AuA inflows in the period, driven by contributions and pension scheme wins, contributing to 10 per cent AuA growth and over £100 billion of AuA
●
Launched new Scottish Widows app to transform the way people save and plan for their future. Currently there are 1 million digitally registered customers across the internet and app platforms
●
Continued to grow our home insurance presence with digitisation improvements transforming customer experience. New policies up over 90 per cent and market share up 5.5 percentage points to 16.2 per cent in the first quarter of 2024 versus prior year
●
Following the success of Ready-Made Investments, Ready-Made Pensions launched in March allowing customers to open a personal pension, supporting Group mass affluent objectives
●
Market share of stocks and shares ISA new account openings at 20.1 per cent, second in market (three months to 31 March 2023: 14.0 per cent, fourth in market)1
●
Continued momentum in the protection insurance offering, utilising Retail channels with take-up rates (as a percentage of mortgage completions) increasing from 9.1 per cent to 12.1 per cent in the period
●
Supported 8,400 customers to secure a guaranteed income for life (half-year to 30 June 2023: c.6,000), issuing c.£800 million of annuity policies (half-year to 30 June 2023: c.£450 million)
●
Agreed the sale of the in-force bulk annuity portfolio to Rothesay Life plc, enabling the Division to focus on growing strategically important lines of business
●
Climate-aware investment strategy assets increased by £2.2 billion, cumulatively to £23.9 billion, on track to meet the target of between £20 billion and £25 billion by 20252

Financial performance
●
Underlying other income of £649 million, up 5 per cent driven by strong trading, with higher general insurance income partly offset by higher claims in the first quarter and the agreed sale (subject to regulatory approval) of the in-force bulk annuity portfolio, with associated income and costs for the quarter recognised within volatility and other items
●
Underlying other income was up 9 per cent, excluding the in-force bulk annuity portfolio
●
Operating costs up 2 per cent, with cost efficiencies helping to offset higher ongoing strategic investment, planned elevated severance charges and inflationary pressure
●
Contractual service margin broadly stable in the year at £4.0 billion (after release to income of £168 million), including £27 million from new business, reflecting value generation in workplace pensions and annuities. Balance of deferred profits (including the risk adjustment) £5.1 billion at 30 June 2024
●
Life and pensions sales (PVNBP) reduced by 9 per cent driven by the agreed sale (subject to regulatory approval) of the in-force bulk annuity portfolio offset by strong performance in the annuities business
●
Positive contribution to the Group’s CET1 ratio through the payment of a £200 million interim dividend to Lloyds Banking Group. This was supported by a strong capital position with an estimated Insurance Solvency II ratio of 177 per cent (169 per cent after interim dividend)
●
Credit asset portfolio remains strong, rated ‘A-’ on average. Well diversified, with less than 1.5 per cent of assets backing annuities being sub-investment grade or unrated. Strong liquidity position with c.£3 billion cash and cash equivalents
1
Three months to 31 March 2024. ISA information reflects opening through our direct channels.
2
Includes a range of funds with a bias towards investing in companies that are reducing the carbon intensity of their businesses and/or are developing climate solutions.

DIVISIONAL RESULTS (continued)
Insurance, Pensions and Investments (continued)
Insurance, Pensions and Investments performance summaryA
	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Change %	Half-year to 31 Dec 2023 £m	Change %

Underlying net interest income	(74)	(70)	(6)	(62)	(19)
Underlying other income	649	619	5	590	10
Net income	575	549	5	528	9
Operating costs	(458)	(451)	(2)	(429)	(7)
Remediation	(5)	(8)	38	(6)	17
Total costs	(463)	(459)	(1)	(435)	(6)
Underlying profit before impairment	112	90	24	93	20
Underlying impairment	7	1		6	(17)
Underlying profit	119	91	31	99	20

Life and pensions sales (PVNBP)A,1	8,155	8,956	(9)	8,493	(4)
New business value of insurance and participating investment contracts recognised in the yearA,2
of which: deferred to contractual service margin and risk adjustment	61	98	(38)	75	(19)
of which: losses recognised on initial recognition	(10)	(9)	(11)	(11)	(9)
	51	89	(43)	64	(20)
Assets under administration (net flows)3	£2.7bn	£3.7bn	(27)	£1.4bn	93
General insurance underwritten new gross written premiumsA	95	42		82	16
General insurance underwritten total gross written premiumsA	343	258	33	321	7
General insurance combined ratio4	101%	99%	2pp	113%	(12)pp

	At 30 Jun 2024	At 31 Mar 2024	Change %	At 31 Dec 2023	Change %

Insurance Solvency II ratio (pre-dividend)5	177%	173%	4pp	186%	(9)pp
Total customer assets under administration	£225.9bn	£221.7bn	2	£213.1bn	6

1
Present value of new business premiums.
2
New business value represents the value added to the contractual service margin and risk adjustment at the initial recognition of new contracts, net of acquisition expenses and any loss component on onerous contracts (which is recognised directly in the income statement) but does not include existing business increments.
3
The movement in asset inflows and outflows driven by business activity (excluding market movements).
4
General insurance combined ratio for the first half of 2024 includes £30 million (half-year to 30 June 2023: £18 million; half-year to 31 December 2023: £33 million) relating to severe weather event claims (storm, flood, subsidence and freeze). Excluding these items and reserve releases the ratio was 91 per cent (half-year to 30 June 2023: 98 per cent; half-year to 31 December 2023 96 per cent).
5
Equivalent estimated regulatory view of ratio (including With-Profits funds and post dividend where applicable) was 160 per cent (31 December 2023: 166 per cent, post February 2024 dividend).

DIVISIONAL RESULTS (continued)

Insurance, Pensions and Investments (continued)

Movement in the contractual service margin (CSM) and risk adjustment
	Half-year to 30 June 2024			Half-year to 30 June 2023			Change
	CSM £m	Risk adjustment £m	Total1 £m	CSM £m	Risk adjustment £m	Total1 £m	Total £m

At start of period	4,195	1,110	5,305	3,999	1,109	5,108	197
New business written in year
of which: workplace and retirement account	7	24	31	20	16	36	(5)
of which: individual and bulk annuities	29	8	37	43	24	67	(30)
of which: protection	(9)	2	(7)	(7)	2	(5)	(2)
	27	34	61	56	42	98	(37)
Release to income statement	(168)	(27)	(195)	(152)	(38)	(190)	(5)
Other2	(35)	(63)	(98)	29	17	46	(144)
At end of period	4,019	1,054	5,073	3,932	1,130	5,062	11
1
Total deferred profit is represented by CSM and risk adjustment, both held on the balance sheet. CSM is released as insurance contract services are provided; risk adjustment is released as uncertainty within the calculation of the liabilities diminishes. Amounts are shown net of reinsurance.
2
For the half-year to 30 June 2024, Other includes the impact of the Rothesay Life plc reinsurance contract, relating to the proposed sale of the in-force bulk annuity portfolio. This is not included in the new business value.

Volatility arising in the Insurance business
	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Half-year to 31 Dec 2023 £m

Insurance volatility	(16)	24	174
Policyholder interests volatility	112	29	87
Total volatility	96	53	261
Insurance hedging arrangements	(324)	(235)	(187)
Total1	(228)	(182)	74
1
Total insurance volatility is included within market volatility and asset sales, which in total resulted in a loss of £65 million in the half-year to 30 June 2024 (half-year to 30 June 2023: loss of £63 million; half-year to 31 December 2023: gain of £98 million). See page 1.

The Group’s Insurance business has policyholder liabilities that are supported by substantial holdings of investments. IFRS requires that changes in both the value of the liabilities and investments are reflected within the income statement. The value of the liabilities does not move exactly in line with changes in the value of the investments. As the investments are substantial, movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the division’s results on the basis of an expected return. The impact of the actual return on these investments differing from the expected return is included within insurance volatility. Insurance volatility on business accounted for under the Variable Fee Approach (largely unit-linked pensions business) is deferred to the CSM, other than where the risk mitigation option is applied. Policyholder interests volatility is driven by the additional management charges made to some life product customers to cover the extra tax on their products. Underlying profit therefore includes the expected charge or credit for the year, with the variance to expectation included in volatility.

During the first half of 2024 the small loss in the insurance volatility line was driven by asset value losses from increases to interest rates, partly offset by increases in equity market levels which resulted in profit from application of the risk mitigation option, as permitted under IFRS 17. At a total level there was a larger loss from hedging arrangements.

The Group manages its Insurance business exposures to equity, interest rate, foreign currency exchange rate, inflation and market movements within the Insurance, Pensions and Investments division. It does so by balancing the importance of managing the impacts to both capital and earnings volatility.

DIVISIONAL RESULTS (continued)
Equity Investments and Central Items
	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Change %	Half-year to 31 Dec 2023 £m	Change %

Net income	276	133		382	(28)
Operating costs	(101)	(102)	1	(42)
Remediation	(4)	(4)		(15)	73
Total costs	(105)	(106)	1	(57)	(84)
Underlying profit before impairment	171	27		325	(47)
Underlying impairment	3	1		4	(25)
Underlying profit	174	28		329	(47)

Equity Investments and Central Items includes the Group’s equity investments businesses, including Lloyds Development Capital (LDC), the Group’s share of the Business Growth Fund (BGF) and the Housing Growth Partnership (HGP), as well as Citra Living. Also included are income and expenses not attributed to other divisions, including residual underlying net interest income after transfer pricing (which includes the recharging to other divisions of the Group’s external AT1 distributions), in period gains from gilt sales and the unwind of associated hedging costs.

Net income for the first half of 2024 was higher compared to the same period in 2023, with stronger underlying net interest income partly offset by weaker underlying other income. Underlying net interest income benefitted from the effect of rising rates on income earned from the placement of funds raised through the issuance of structured medium-term notes (offset within underlying other income by the increased funding costs of the notes) as well as higher internal recharges to other divisions as a result of increased AT1 distribution costs. Underlying other income was weaker, primarily as a result of higher funding costs and the timing of exits in LDC.

Total costs of £105 million in the first half of 2024 were stable on the prior year. Underlying impairment was a £3 million credit compared to a £1 million credit in the first half of 2023.

ALTERNATIVE PERFORMANCE MEASURES

The statutory results are supplemented with those presented on an underlying basis and also with other alternative performance measures. This is to enable a comprehensive understanding of the Group and facilitate comparison with peers. The Group Executive Committee, which is the ‘chief operating decision maker’ (as defined by IFRS 8 Operating Segments) for the Group, reviews the Group’s results on an underlying basis in order to assess performance and allocate resources. Management uses underlying profit before tax, an alternative performance measure, as a measure of performance and believes that it provides important information for investors. This is because it allows for a comparable representation of the Group’s performance by removing the impact of items such as volatility caused by market movements outside the control of management.

In arriving at underlying profit, statutory profit before tax is adjusted for the items below, to allow a comparison of the Group’s underlying performance:

●
Restructuring costs relating to merger, acquisition and integration activities
●
Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s hedging arrangements and that arising in the Insurance business, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets
●
Losses from insurance and participating investment contract modifications relating to the enhancement to the Group’s longstanding and workplace pension business through the addition of a drawdown feature

The analysis of lending and expected credit loss (ECL) allowances is presented on both a statutory and an underlying basis and a reconciliation between the two is shown on page 1. On a statutory basis, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or losses crystallise. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly. The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances.

ALTERNATIVE PERFORMANCE MEASURES (continued)

The Group calculates a number of metrics that are used throughout the banking and insurance industries on an underlying basis. These metrics are not necessarily comparable to similarly titled measures presented by other companies and are not any more authoritative than measures presented in the financial statements, however management believes that they are useful in assessing the performance of the Group and in drawing comparisons between years. A description of these measures and their calculation, is given below. Alternative performance measures are used internally in the Group’s Monthly Management Report.

Asset quality ratio
The underlying impairment charge or credit for the period in respect of loans and advances to customers, both drawn and undrawn, expressed as a percentage of average gross loans and advances to customers for the period. This measure is useful in assessing the credit quality of the loan book.

Banking net interest margin
Banking net interest income on customer and product balances in the banking businesses as a percentage of average gross interest-earning banking assets for the period. This measure is useful in assessing the profitability of the banking business.

Cost:income ratio
Total costs as a percentage of net income calculated on an underlying basis. This measure is useful in assessing the profitability of the Group’s operations before the effects of the underlying impairment credit or charge.

Gross written premiums	Gross written premiums is a measure of the volume of General Insurance business written during the period. This measure is useful for assessing the growth of the General Insurance business.
Life and pensions sales (present value of new business premiums)
Present value of regular premiums plus single premiums from new business written in the current period. This measure is useful for assessing sales in the Group’s life, pensions and investments insurance business.

Loan to deposit ratio	Loans and advances to customers divided by customer deposits.
Operating costs
Operating expenses adjusted to remove the impact of remediation, restructuring costs, operating lease depreciation, the amortisation of purchased intangibles, the insurance gross up and other statutory items.

New business value
This represents the value added to the contractual service margin and risk adjustment at the initial recognition of new contracts, net of acquisition expenses (derived from the statutory balance sheet movements) and any loss component on onerous contracts (which is recognised directly in the income statement) but does not include existing business increments.

Pro forma CET1 ratio	CET1 ratio adjusted for the effects of the dividend paid up by the Insurance business in the subsequent quarter and the full impact of the announced ordinary share buyback programme.
Return on tangible equity	Profit attributable to ordinary shareholders, divided by average tangible net assets. This measure is useful in providing a consistent basis with which to measure the Group’s performance.
Tangible net assets per share	Net assets excluding intangible assets such as goodwill and acquisition-related intangibles divided by the number of ordinary shares in issue. This measure is useful in assessing shareholder value.
Underlying profit before impairment
Underlying profit adjusted to remove the underlying impairment credit or charge. This measure is useful in allowing for a comparable representation of the Group’s performance before the effects of the forward-looking underlying impairment credit or charge.

Underlying profit
Statutory profit before tax adjusted for certain items as detailed above. This measure allows for a comparable representation of the Group’s performance by removing the impact of certain items including volatility caused by market movements outside the control of management.

ALTERNATIVE PERFORMANCE MEASURES (continued)

Statutory basis		Removal of:		Underlying basisA
	£m	Volatility and other items1,2,3 £m	Insurance gross up4 £m	£m

Half-year to 30 June 2024
Net interest income	6,046	300	(8)	6,338	Underlying net interest income
Other income, net of net finance expense in respect of insurance and investment contracts	2,830	(208)	112	2,734	Underlying other income
		(679)	–	(679)	Operating lease depreciation
Total income, after net finance expense in respect of insurance and investment contracts	8,876	(587)	104	8,393	Net income
Operating expenses5	(5,452)	761	(104)	(4,795)	Total costs5
Impairment charge	(100)	(1)	–	(101)	Underlying impairment charge
Profit before tax	3,324	173	–	3,497	Underlying profit

Half-year to 30 June 2023
Net interest income	6,798	213	(7)	7,004	Underlying net interest income
Other income, net of net finance expense in respect of insurance and investment contracts	2,508	(109)	139	2,538	Underlying other income
		(356)	–	(356)	Operating lease depreciation
Total income, net of net finance expense in respect of insurance and investment contracts	9,306	(252)	132	9,186	Net income
Operating expenses5	(4,774)	423	(132)	(4,483)	Total costs5
Impairment charge	(662)	–	–	(662)	Underlying impairment charge
Profit before tax	3,870	171	–	4,041	Underlying profit

Half-year to 31 December 2023
Net interest income	6,500	266	(5)	6,761	Underlying net interest income
Other income, net of net finance expense in respect of insurance and investment contracts	2,823	(338)	100	2,585	Underlying other income
		(600)	–	(600)	Operating lease depreciation
Total income, net of net finance expense in respect of insurance and investment contracts	9,323	(672)	95	8,746	Net income
Operating expenses5	(6,049)	812	(95)	(5,332)	Total costs5
Impairment credit	359	(5)	–	354	Underlying impairment credit
Profit before tax	3,633	135	–	3,768	Underlying profit

1
In the half-year ended 30 June 2024 this comprised the effects of market volatility and asset sales (losses of £65 million); the amortisation of purchased intangibles (£41 million); restructuring costs (£15 million); and fair value unwind (losses of £52 million).
2
In the half-year ended 30 June 2023 this comprised the effects of market volatility and asset sales (losses of £63 million); the amortisation of purchased intangibles (£35 million); restructuring costs (£25 million); and fair value unwind (losses of £48 million).
3
In the half-year ended 31 December 2023 this comprised the effects of market volatility and asset sales (gains of £98 million); the amortisation of purchased intangibles (£45 million); restructuring costs (£129 million); and fair value unwind (losses of £59 million).
4
The Group’s insurance businesses’ income statements include income and expense attributable to the policyholders of the Group’s long-term assurance funds. These items have no impact in total upon profit attributable to equity shareholders. To provide a clearer representation of the underlying trends within the business, these items are shown net within the underlying results.
5
Statutory operating expenses includes operating lease depreciation. On an underlying basis operating lease depreciation is included in net income.

ALTERNATIVE PERFORMANCE MEASURES (continued)
	Half-year to 30 Jun 2024	Half-year to 30 Jun 2023	Half-year to 31 Dec 2023

Asset quality ratioA
Underlying impairment (charge) credit (£m)	(101)	(662)	354
Remove non-customer underlying impairment credit (£m)	(17)	(5)	(8)
Underlying customer related impairment (charge) credit (£m)	(118)	(667)	346

Loans and advances to customers (£bn)	452.4	450.7	449.7
Add back:
Expected credit loss allowance (drawn, statutory basis) (£bn)	3.3	4.7	3.7
Acquisition related fair value adjustments (£bn)	0.2	0.3	0.3
Underlying gross loans and advances to customers (£bn)	455.9	455.7	453.7
Averaging (£bn)	(0.5)	0.4	3.8
Average underlying gross loans and advances to customers (£bn)	455.4	456.1	457.5

Asset quality ratioA	0.05%	0.29%	(0.15)%

Banking net interest marginA
Underlying net interest income (£m)	6,338	7,004	6,761
Remove non-banking underlying net interest expense (£m)	229	155	156
Banking underlying net interest income (£m)	6,567	7,159	6,917

Underlying gross loans and advances to customers (£bn)	455.9	455.7	453.7
Adjustment for non-banking and other items:
Fee-based loans and advances (£bn)	(9.9)	(8.7)	(8.9)
Other (£bn)	5.3	7.0	4.2
Interest-earning banking assets (£bn)	451.3	454.0	449.0
Averaging (£bn)	(2.1)	(0.2)	3.9
Average interest-earning banking assetsA (£bn)	449.2	453.8	452.9

Banking net interest marginA	2.94%	3.18%	3.03%

Cost:income ratioA
Operating costsA (£m)	4,700	4,413	4,727
Remediation (£m)	95	70	605
Total costs (£m)	4,795	4,483	5,332
Net income (£m)	8,393	9,186	8,746

Cost:income ratioA	57.1%	48.8%	61.0%

Operating costsA
Operating expenses (£m)	5,452	4,774	6,049
Adjustment for:
Remediation (£m)	(95)	(70)	(605)
Restructuring (£m)	(15)	(25)	(129)
Operating lease depreciation (£m)	(679)	(356)	(600)
Amortisation of purchased intangibles (£m)	(41)	(35)	(45)
Insurance gross up (£m)	104	132	95
Other statutory items (£m)	(26)	(7)	(38)
Operating costsA (£m)	4,700	4,413	4,727

ALTERNATIVE PERFORMANCE MEASURES (continued)
	Half-year to 30 Jun 2024	Half-year to 30 Jun 2023	Half-year to 31 Dec 2023

Return on tangible equityA
Profit attributable to ordinary shareholders (£m)	2,145	2,572	2,361

Average ordinary shareholders’ equity (£bn)	39.9	38.8	38.5
Remove average goodwill and other intangible assets (£bn)	(8.0)	(7.6)	(7.9)
Average tangible equity (£bn)	31.9	31.2	30.6

Return on tangible equityA	13.5%	16.6%	15.3%

Underlying profit before impairmentA
Statutory profit before tax (£m)	3,324	3,870	3,633
Remove impairment charge (£m)	100	662	(359)
Remove volatility and other items including restructuring (£m)	174	171	140
Underlying profit before impairmentA (£m)	3,598	4,703	3,414

Life and pensions sales (present value of new business premiums)A
Total net earned premiums (£m)	5,270	5,147	4,621
Investment sales (£m)	4,512	5,264	5,351
Effect of capitalisation factor (£m)	1,898	1,715	1,711
Effect of annualisation (£m)	350	279	176
Gross premiums from existing long-term business (£m)	(3,875)	(3,449)	(3,366)
Life and pensions sales (present value of new business premiums)A (£m)	8,155	8,956	8,493

	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Half-year to 31 Dec 2023 £m

New business value of insurance and participating investment contracts recognised in the yearA
Contractual service margin	26	45	47
Risk adjustment for non-financial risk	33	49	37
Losses recognised on initial recognition	(40)	(36)	(35)
	19	58	49
Impacts of reinsurance contracts recognised in the year	18	14	15
Increments, single premiums and transfers received on workplace pension contracts initially recognised in the year	10	5	12
Amounts relating to contracts modified to add a drawdown feature and recognised as new contracts	4	12	(12)
New business value of insurance and participating investment contracts recognised in the yearA	51	89	64

ALTERNATIVE PERFORMANCE MEASURES (continued)
	At 30 Jun 2024	At 31 Mar 2024	At 31 Dec 2023

Loan to deposit ratioA
Loans and advances to customers (£bn)	452.4	448.5	449.7
Customer deposits (£bn)	474.7	469.2	471.4

Loan to deposit ratioA	95%	96%	95%

Pro forma CET1 ratioA
CET1 ratio	14.1%	13.9%	14.6%
Insurance dividend and share buyback accrual1	–%	–%	(0.9)%
Pro forma CET1 ratioA	14.1%	13.9%	13.7%

Tangible net assets per shareA
Ordinary shareholders’ equity (£m)	38,959	40,641	40,224
Goodwill and other intangible assets (£m)	(8,315)	(8,350)	(8,306)
Deferred tax effects and other adjustments (£m)	305	325	352
Tangible net assets (£m)	30,949	32,616	32,270

Ordinary shares in issue, excluding own shares	62,458m	63,653m	63,508m

Tangible net assets per shareA	49.6p	51.2p	50.8p
1
Dividend paid up by the Insurance business in the subsequent quarter period and the impact of the announced ordinary share buyback programmes.

RISK MANAGEMENT

PRINCIPAL RISKS AND UNCERTAINTIES

The most important risks faced by the Group are detailed below. The external risks faced by the Group may impact the success of delivering against the Group’s long-term strategic objectives. They include, but are not limited to, macroeconomic uncertainty and elevated interest rates which are contributing to the cost of living and associated implications for UK consumers and businesses.

Asset quality remains strong with resilient credit performance throughout the period. The Group continues to monitor the impacts of the economic environment carefully through a suite of early warning indicators and governance arrangements that ensure risk mitigating action plans are in place to support customers and protect the Group’s positions.

With respect to conduct risk there have been no further charges relating to the potential impact of the FCA review into historical motor finance commission arrangements. An update from the FCA is currently expected in September.

The Group is transforming its approach to risk management to support its strategic ambition and purpose of Helping Britain Prosper. The Group has reviewed its three lines of defence model and is evolving its accountabilities with enhanced focus on controls and expertise. This will increase the pace of decision making, with the intent of improving risk management. The Group has initially focused on non-financial risks.

The Group has also undertaken a detailed review of its risk categories and implemented an events-based risk management framework. This has resulted in a reduction in the number of principal risk types and the simplification of secondary risk categories. This change better aligns to the Basel Committee on Banking Supervision’s event categories which will benefit the Group for scenario activities and regulatory reporting.

The Group has 11 principal risks; capital risk, climate risk, compliance risk (previously regulatory and legal risk), conduct risk, credit risk, economic crime risk, insurance underwriting risk, liquidity risk (previously liquidity and funding risk), market risk, model risk and operational risk (operational resilience risk has been removed as a separate risk category as it relates to many of the principal risk types).

The below principal risk definitions have changed since the Group’s 2023 annual report and accounts:

Conduct risk – The risk of our Group activities, behaviours, strategy or business planning, having an adverse impact on outcomes for customers, undermining the integrity of the market or distorting competition, which could lead to regulatory censure, reputational damage or financial loss.

Economic crime risk – The risk that the Group implements ineffective policies, systems, processes and controls to prevent, detect and respond to the risk of fraud and/or financial crime resulting in increased losses, regulatory censure/fines and/or adverse publicity in the UK or other jurisdictions in which the Group operates.

Insurance underwriting risk – The risk of adverse developments in net liabilities due to: timing, frequency and severity of claims for insured/underwritten events; customer behaviour; and expense costs.

Liquidity risk – The risk that the Group does not have sufficient financial resources to meet its commitments when they fall due or can only secure them at excessive cost.

Model risk – The potential for adverse consequences from model errors or the inappropriate use of modelled outputs to inform business decisions. Adverse consequences could lead to a deterioration in the prudential position, non-compliance with applicable laws and/or regulations, or damage to the Group’s reputation. Model risk can also lead to financial loss, as well as qualitative limitations such as the imposition of restrictions on business activities.

Operational risk – The risk of actual or potential impact to the Group (financial and/or non-financial) resulting from inadequate or failed internal processes, people, and systems or from external events. Resilience is core to the management of operational risk within Lloyds Banking Group to ensure that business processes (including those that are outsourced) can withstand operational risks and can respond to and meet customer and stakeholder needs when continuity of operations is compromised.

All other principal risk definitions remain unchanged.

CAPITAL RISK
CET1 target capital ratio
The Board’s revised view of the ongoing level of CET1 capital required by the Group to grow the business, meet current and future regulatory requirements and cover economic and business uncertainties is c.13.0 per cent which includes a management buffer of around 1 per cent. This takes into account, amongst other considerations:
●
The minimum Pillar 1 CET1 capital requirement of 4.5 per cent of risk-weighted assets
●
The Group’s Pillar 2A CET1 capital requirement, set by the PRA, which is the equivalent of around 1.5 per cent of risk-weighted assets
●
The Group’s countercyclical capital buffer (CCyB) requirement which is currently 1.8 per cent of risk-weighted assets
●
The capital conservation buffer (CCB) requirement of 2.5 per cent of risk-weighted assets
●
The Ring-Fenced Bank (RFB) sub-group’s other systemically important institution (O-SII) buffer of 2.0 per cent of risk-weighted assets, which equates to 1.7 per cent of risk-weighted assets at Group level
●
The Group’s PRA Buffer, set after taking account of the results of any PRA stress tests and other information, as well as outputs from the Group’s own internal stress tests. The PRA requires this buffer to remain confidential
●
The likely performance of the Group in various potential stress scenarios and ensuring capital remains resilient in these
●
The economic outlook for the UK and business outlook for the Group
●
The desire to maintain a progressive and sustainable ordinary dividend policy in the context of year to year earnings movements

Minimum requirement for own funds and eligible liabilities (MREL)
The Group is not classified as a global systemically important bank (G-SIB) but is subject to the Bank of England’s MREL statement of policy (MREL SoP) and must therefore maintain a minimum level of MREL resources.
Applying the MREL SoP to current minimum capital requirements at 30 June 2024, the Group’s MREL, excluding regulatory capital and leverage buffers, is the higher of 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 21.3 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure. In addition, CET1 capital cannot be used to meet both MREL and capital or leverage buffers.

Leverage minimum requirements
The Group is currently subject to the following minimum requirements under the UK Leverage Ratio Framework:
●
A minimum tier 1 leverage ratio requirement of 3.25 per cent of the total leverage exposure measure
●
A countercyclical leverage buffer (CCLB) which is currently 0.6 per cent of the total leverage exposure measure
●
An additional leverage ratio buffer (ALRB) of 0.7 per cent of the total leverage exposure measure applies to the RFB sub-group, which equates to 0.6 per cent at Group level
At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement as well as 100 per cent of all regulatory leverage buffers must be met with CET1 capital.

Stress testing
The Group undertakes a wide-ranging programme of stress testing, providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key vulnerabilities. As part of this programme the Group participated in the Bank of England 2022 Annual Cyclical Scenario stress testing exercise. This assessed the Group’s resilience to a severe economic shock where the House Price Index (HPI) falls by 31 per cent, Commercial Real Estate (CRE) falls by 45 per cent, unemployment peaks at 8.5 per cent and the Base Rate peaks at 6 per cent. The results of this exercise were published by the Bank of England on 12 July 2023. The Bank of England calculated the Group’s transitional CET1 ratio, after the application of management actions, as 11.6 per cent and its Tier 1 leverage ratio as 4.5 per cent, significantly exceeding the hurdle rates of 6.6 per cent and 3.5 per cent, respectively. The Group has provided data to support the Bank of England 2024 Desk Based Stress Test. This exercise will test two scenarios with results published on an aggregate level by the end of 2024. The Group is also participating in the Bank of England System-Wide Exploratory Scenario. The aggregate findings of Round 1 were published in June 2024 and the Group will make a Round 2 submission in July 2024. The Group continues to internally assess vulnerabilities to adverse economic conditions.

CAPITAL RISK (continued)

Capital and MREL resources
An analysis of the Group’s capital position and MREL resources as at 30 June 2024 is presented in the following table. This reflects the application of the transitional arrangements for IFRS 9.
	At 30 Jun 2024 £m	At 31 Dec 20231 £m

Common equity tier 1: instruments and reserves
Share capital and share premium account	24,923	24,926
Banking retained earnings2	18,664	19,000
Banking other reserves2	2,829	3,136
Adjustment to retained earnings for foreseeable dividends and share buyback	(1,437)	(1,169)
	44,979	45,893
Common equity tier 1: regulatory adjustments
Cash flow hedging reserve	4,028	3,766
Goodwill and other intangible assets	(5,794)	(5,731)
Prudent valuation adjustment	(374)	(417)
Removal of defined benefit pension surplus	(2,473)	(2,653)
Significant investments2	(5,088)	(4,975)
Deferred tax assets	(3,945)	(4,048)
Other regulatory adjustments	(38)	62
Common equity tier 1 capital	31,295	31,897
Additional tier 1: instruments
Other equity instruments	5,907	6,915

Additional tier 1: regulatory adjustments
Significant investments2	(1,100)	(1,100)
Total tier 1 capital	36,102	37,712
Tier 2: instruments and provisions
Subordinated liabilities	6,260	6,320
Eligible provisions	67	371
	6,327	6,691
Tier 2: regulatory adjustments
Significant investments2	(964)	(964)
Total capital resources	41,465	43,439

Ineligible AT1 and tier 2 instruments3	(118)	(139)
Amortised portion of eligible tier 2 instruments issued by Lloyds Banking Group plc	1,420	1,113
Other eligible liabilities issued by Lloyds Banking Group plc4	27,547	25,492
Total MREL resources	70,314	69,905

Risk-weighted assets	222,019	219,130

Common equity tier 1 capital ratio	14.1%	14.6%
Tier 1 capital ratio	16.3%	17.2%
Total capital ratio	18.7%	19.8%
MREL ratio	31.7%	31.9%
1
Restated for presentational changes.
2
In accordance with banking capital regulations, the Group’s Insurance business is excluded from the scope of the Group’s capital position. The Group’s investment in the equity and other capital instruments of the Insurance business are deducted from the relevant tier of capital (‘Significant investments’), subject to threshold regulations that allow a portion of the equity investment to be risk-weighted rather than deducted from capital. The risk-weighted portion forms part of threshold risk-weighted assets.
3
Instruments with less than or equal to one year to maturity or instruments not issued out of the holding company.
4
Includes senior unsecured debt.

CAPITAL RISK (continued)
Movements in CET1 capital resources
The key movements are set out in the table below.
Common equity tier 1 £m

At 31 December 2023	31,897
Banking business profits1	2,578
Movement in foreseeable dividend accrual2	179
Dividends paid out on ordinary shares during the year	(1,169)
Adjustment to reflect full impact of share buyback	(2,000)
Dividends received from the Insurance business3	450
IFRS 9 transitional adjustment to retained earnings	(156)
Deferred tax asset	103
Goodwill and other intangible assets	(63)
Significant investments	(113)
Movement in treasury shares and employee share schemes	(66)
Redemption of other equity instruments	(316)
Distributions on other equity instruments	(269)
Other movements	240
At 30 June 2024	31,295

1
Under banking capital regulations, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.
2
Reflects the reversal of the brought forward accrual for the final 2023 ordinary dividend, net of the accrual for foreseeable 2024 ordinary dividends.
3
Received in February 2024 and June 2024.
The Group’s CET1 capital ratio reduced from 14.6 per cent at 31 December 2023 to 14.1 per cent at 30 June 2024, reflecting the reduction in CET1 capital resources and the increase in risk-weighted assets.
CET1 capital resources reduced by £602 million, with banking business profits for the period and the receipt of the dividends paid up by the Insurance business more than offset by:
●
The accrual for foreseeable ordinary dividends in respect of the first half of 2024, inclusive of the announced interim ordinary dividend of 1.06 pence per share, and distributions on other equity instruments
●
The recognition of the full capital impact of the ordinary share buyback programme announced as part of the Group’s 2023 year end results, which commenced in February 2024
●
The recognition of a foreign exchange translation loss upon the redemption of a US Dollar denominated AT1 capital instrument in June 2024

The full capital impact of the ordinary share buyback programme and the Insurance dividend received in February 2024 were reflected through the Group’s pro forma CET1 ratio of 13.7 per cent at 31 December 2023.

Movements in total capital and MREL
The Group’s total capital ratio reduced to 18.7 per cent at 30 June 2024 (31 December 2023: 19.8 per cent), reflecting the reduction in CET1 capital, the redemption of the US Dollar AT1 capital instrument, a reduction in Tier 2 capital and the increase in risk-weighted assets. The reduction in Tier 2 capital reflected the impact of interest rates and regulatory amortisation on instruments and a reduction in eligible provisions recognised through Tier 2 capital, partially offset by a new issuance.

The MREL ratio reduced to 31.7 per cent at 30 June 2024 (31 December 2023: 31.9 per cent) reflecting the reduction in total capital resources and the increase in risk-weighted assets. This was largely offset by an increase in other eligible liabilities driven by new issuances, net of calls, the exclusion of instruments maturing over the next 12 months and the impact of movements in interest and foreign exchange rates.

CAPITAL RISK (continued)
Risk-weighted assets
	At 30 Jun 2024 £m	At 31 Dec 2023 £m

Foundation Internal Ratings Based (IRB) Approach	42,736	44,504
Retail IRB Approach	88,608	85,459
Other IRB Approach1	21,412	20,941
IRB Approach	152,756	150,904
Standardised (STA) Approach1	22,155	22,074
Credit risk	174,911	172,978
Securitisation	9,076	8,958
Counterparty credit risk	6,355	5,847
Credit valuation adjustment risk	574	689
Operational risk	26,330	26,416
Market risk	4,773	4,242
Risk-weighted assets	222,019	219,130
of which: threshold risk-weighted assets2	10,535	11,028
1
Threshold risk-weighted assets are included within Other IRB Approach and Standardised (STA) Approach.
2
Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group’s Insurance business.
Risk-weighted assets increased by £2.9 billion to £222.0 billion at 30 June 2024 (31 December 2023: £219.1 billion). This incorporates the impact of Retail lending growth, offset by optimisation including capital efficient securitisation activity, in addition to other movements.

CAPITAL RISK (continued)
Leverage ratio
The table below summarises the component parts of the Group’s leverage ratio.
	At 30 Jun 2024 £m	At 31 Dec 2023 £m

Total tier 1 capital	36,102	37,712

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	18,983	22,356
Securities financing transactions	69,220	56,184
Loans and advances and other assets	804,724	802,913
Total assets	892,927	881,453

Qualifying central bank claims	(66,321)	(77,625)

Deconsolidation adjustments1
Derivative financial instruments	945	585
Loans and advances and other assets	(186,553)	(178,552)
Total deconsolidation adjustments	(185,608)	(177,967)

Derivatives adjustments	(1,404)	(4,896)
Securities financing transactions adjustments	2,779	2,262
Off-balance sheet items	41,273	40,942
Amounts already deducted from tier 1 capital	(12,457)	(12,523)
Other regulatory adjustments2	(6,253)	(4,012)
Total exposure measure	664,936	647,634

UK leverage ratio	5.4%	5.8%

Leverage exposure measure (including central bank claims)	731,257	725,259
Leverage ratio (including central bank claims)	4.9%	5.2%

Total MREL resources	70,314	69,905
MREL leverage ratio	10.6%	10.8%

1
Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation, primarily the Group’s Insurance business.
2
Includes adjustments to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS).

Analysis of leverage movements
The Group’s UK leverage ratio reduced to 5.4 per cent (31 December 2023: 5.8 per cent) reflecting both the reduction in the total tier 1 capital position and the increase in the leverage exposure measure following increases across securities financing transactions and other assets (excluding central bank claims).

Pillar 3 disclosures
The Group will publish a condensed set of half-year Pillar 3 disclosures in the second half of August. A copy of the disclosures will be available to view at: www.lloydsbankinggroup.com/investors/financial-downloads.html.

CREDIT RISK
Overview
The Group’s portfolios are well-positioned to benefit from an improved, but still challenging macroeconomic environment. The Group retains a prudent approach to credit risk appetite and risk management, with strong credit origination criteria and robust LTVs in the secured portfolios.

Asset quality remains strong with resilient credit performance throughout the period. In UK mortgages, reductions in new to arrears and flows to default have been observed in the half-year and second quarter. Unsecured portfolios continue to exhibit stable new to arrears and flow to default trends. Credit quality remains stable and resilient in Commercial Banking. The Group continues to monitor the impacts of the economic environment carefully through a suite of early warning indicators and governance arrangements that ensure risk mitigating action plans are in place to support customers and protect the Group’s positions.

The underlying impairment charge in the first half of 2024 was £101 million, down from a charge of £662 million in the first half of 2023. This is partly as a result of improvements in the Group’s macroeconomic outlook resulting in a release of £324 million (half-year to 30 June 2023: a charge of £5 million). The Group’s underlying ECL allowance on loans and advances to customers decreased in the first half to £3,820 million (31 December 2023: £4,292 million).

Group Stage 2 loans and advances to customers reduced to £45,697 million (31 December 2023: £56,545 million) and as a percentage of total lending to 10.0 per cent (31 December 2023: 12.5 per cent). This is due to improvements in the macroeconomic outlook transferring assets back to Stage 1. Of the total Group Stage 2 loans and advances to customers, 90.4 per cent are up to date (31 December 2023: 91.3 per cent). Stage 2 coverage remains stable at 3.1 per cent (31 December 2023: 3.0 per cent).

Stage 3 loans and advances to customers have increased slightly to £10,213 million (31 December 2023: £10,110 million), and stable as a percentage of total lending at 2.2 per cent (31 December 2023: 2.2 per cent). Stage 3 coverage decreased by 0.9 percentage points to 14.9 per cent (31 December 2023: 15.8 per cent).

Prudent risk appetite and risk management

●
The Group continues to take a prudent and proactive approach to credit risk management and credit risk appetite whilst, in line with the Group’s strategy, supporting clients to grow, as well as working closely with customers to help them through the impact of higher borrowing costs and higher prices following elevated inflation in recent years
●
Sector, asset and product concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product risk appetite parameters help manage exposure to certain higher risk and cyclical sectors, segments and asset classes
●
The Group’s effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress
●
The Group will continue to work closely with its customers to ensure that they receive the appropriate level of support, including but not restricted to embracing the standards outlined in the Mortgage Charter

CREDIT RISK (continued)
Impairment charge (credit) by division – statutory and underlyingA basis
	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Change %	Half-year to 31 Dec 2023 £m	Change %

UK mortgages	(119)	191		(242)	(51)
Credit cards	115	197	42	260	56
UK unsecured loans and overdrafts	140	160	13	91	(54)
UK Motor Finance	61	43	(42)	126	52
Other	(3)	1		4
Retail	194	592	67	239	19
Small and Medium Businesses	11	25	56	89	88
Corporate and Institutional Banking	(94)	47		(672)	(86)
Commercial Banking	(83)	72		(583)	(86)
Insurance, Pensions and Investments	(8)	(1)		(11)	(27)
Equity Investments and Central Items	(3)	(1)		(4)	(25)
Total impairment charge (credit)	100	662	85	(359)

Insurance, Pensions and Investments (underlying basis)A	(7)	(1)		(6)	17
Total impairment charge (credit) (underlying basis)A	101	662	85	(354)
Asset quality ratioA	0.05%	0.29%	(24)bp	(0.15)%

Credit risk balance sheet basis of presentation
The balance sheet analyses which follow have been presented on two bases; the statutory basis which is consistent with the presentation in the Group’s accounts and the underlying basis which is used for internal management purposes. A reconciliation between the two bases has been provided.

In the following tables, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. The residual expected credit loss (ECL) allowance and resulting low coverage ratio on POCI assets reflects further deterioration in the creditworthiness from the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or as loans are written off.

Within each table, figures that are different on an underlying basis are shown underneath the statutory basis figures, for UK mortgages, Retail and the total for the Group. The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances because it provides a better indication of the credit performance of the POCI assets purchased as part of the HBOS acquisition. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly.

Total expected credit loss allowance – statutory and underlyingA basis
	At 30 Jun 2024 £m	At 31 Dec 2023 £m
Customer related balances
Drawn	3,324	3,717
Undrawn	279	322
	3,603	4,039
Loans and advances to banks	3	8
Debt securities	8	11
Other assets	16	26
Total expected credit loss allowance	3,630	4,084
Customer related balances (underlying basis)A	3,820	4,292
of which: Drawn	3,541	3,970
Total expected credit loss allowance (underlying basis)A	3,847	4,337

CREDIT RISK (continued)
Reconciliation between statutory and underlying bases of gross loans and advances to customers and expected credit loss allowance on drawn balances
	Gross loans and advances to customers					Expected credit loss allowance on drawn balances
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

At 30 June 2024
Underlying basisA	400,039	45,697	10,213	–	455,949	773	1,301	1,467	–	3,541
POCI assets	(1,787)	(2,788)	(2,860)	7,435	–	(1)	(50)	(391)	442	–
Acquisition fairvalue adjustment	–	–	–	(217)	(217)	–	–	–	(217)	(217)
	(1,787)	(2,788)	(2,860)	7,218	(217)	(1)	(50)	(391)	225	(217)
Statutory basis	398,252	42,909	7,353	7,218	455,732	772	1,251	1,076	225	3,324

At 31 December 2023
Underlying basisA	387,060	56,545	10,110	–	453,715	901	1,532	1,537	–	3,970
POCI assets	(1,766)	(3,378)	(2,963)	8,107	–	(1)	(65)	(400)	466	–
Acquisition fairvalue adjustment	–	–	–	(253)	(253)	–	–	–	(253)	(253)
	(1,766)	(3,378)	(2,963)	7,854	(253)	(1)	(65)	(400)	213	(253)
Statutory basis	385,294	53,167	7,147	7,854	453,462	900	1,467	1,137	213	3,717

Movements in total expected credit loss (ECL) allowance – statutory and underlyingA basis
	Opening ECL at 31 Dec 2023 £m	Write-offs and other1 £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 30 Jun 2024 £m

UK mortgages2	1,115	(25)	(119)	(144)	971
Credit cards	810	(225)	115	(110)	700
UK unsecured loans and overdrafts	515	(156)	140	(16)	499
UK Motor Finance	342	(39)	61	22	364
Other	88	(6)	(3)	(9)	79
Retail	2,870	(451)	194	(257)	2,613
Small and Medium Businesses	538	(52)	11	(41)	497
Corporate and Institutional Banking	644	(48)	(94)	(142)	502
Commercial Banking	1,182	(100)	(83)	(183)	999
Insurance, Pensions and Investments	26	(2)	(8)	(10)	16
Equity Investments and Central Items	6	(1)	(3)	(4)	2
Total3	4,084	(554)	100	(454)	3,630

UK mortgages (underlying basis)A	1,368	(61)	(119)	(180)	1,188
Retail (underlying basis)A	3,123	(487)	194	(293)	2,830
Insurance, Pensions and Investments (underlying basis)	26	(3)	(7)	(10)	16
Total (underlying basis)A	4,337	(591)	101	(490)	3,847

1
Contains adjustments in respect of purchased or originated credit-impaired financial assets.
2
Includes £20 million within write-offs and other relating to the securitisation of £1 billion of legacy Retail mortgages in the second quarter of 2024.
3
Total ECL includes £27 million relating to other non customer-related assets (31 December 2023: £45 million).

CREDIT RISK (continued)
Loans and advances to customers and expected credit loss allowance – statutory and underlyingA basis
At 30 June 2024	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total
Loans and advances to customers
UK mortgages	266,308	29,842	4,542	7,218	307,910	9.7	1.5
Credit cards	13,329	2,601	290	–	16,220	16.0	1.8
UK unsecured loans and overdrafts	8,261	1,213	186	–	9,660	12.6	1.9
UK Motor Finance	14,185	2,288	117	–	16,590	13.8	0.7
Other	16,434	522	163	–	17,119	3.0	1.0
Retail	318,517	36,466	5,298	7,218	367,499	9.9	1.4
Small and Medium Businesses	26,866	3,773	1,323	–	31,962	11.8	4.1
Corporate and Institutional Banking	53,585	2,670	732	–	56,987	4.7	1.3
Commercial Banking	80,451	6,443	2,055	–	88,949	7.2	2.3
Equity Investments and Central Items1	(716)	–	–	–	(716)
Total gross lending	398,252	42,909	7,353	7,218	455,732	9.4	1.6
UK mortgages (underlying basis)A,2	268,095	32,630	7,402		308,127	10.6	2.4
Retail (underlying basis)A	320,304	39,254	8,158		367,716	10.7	2.2
Total gross lending (underlying basis)A	400,039	45,697	10,213		455,949	10.0	2.2

Customer related ECL allowance (drawn and undrawn)
UK mortgages	87	328	331	225	971
Credit cards	206	361	133	–	700
UK unsecured loans and overdrafts	158	231	110	–	499
UK Motor Finance3	185	112	67	–	364
Other	15	19	45	–	79
Retail	651	1,051	686	225	2,613
Small and Medium Businesses	131	205	161	–	497
Corporate and Institutional Banking	139	123	231	–	493
Commercial Banking	270	328	392	–	990
Equity Investments and Central Items	–	–	–	–	–
Total	921	1,379	1,078	225	3,603
UK mortgages (underlying basis)A,2	88	378	722		1,188
Retail (underlying basis)A	652	1,101	1,077		2,830
Total (underlying basis)A	922	1,429	1,469		3,820

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI%	Total%	Adjusted Stage 34%	Adjusted Total4%

UK mortgages	–	1.1	7.3	3.1	0.3
Credit cards	1.5	13.9	45.9	–	4.3	50.0	4.3
UK unsecured loans and overdrafts	1.9	19.0	59.1	–	5.2	64.7	5.2
UK Motor Finance	1.3	4.9	57.3	–	2.2
Other	0.1	3.6	27.6	–	0.5
Retail	0.2	2.9	12.9	3.1	0.7	13.0	0.7
Small and Medium Businesses	0.5	5.4	12.2	–	1.6	16.3	1.6
Corporate and Institutional Banking	0.3	4.6	31.6	–	0.9	31.6	0.9
Commercial Banking	0.3	5.1	19.1	–	1.1	22.8	1.1
Equity Investments and Central Items		–	–	–
Total	0.2	3.2	14.7	3.1	0.8	15.5	0.8
UK mortgages (underlying basis)A,2	–	1.2	9.8		0.4
Retail (underlying basis)A	0.2	2.8	13.2		0.8	13.3	0.8
Total (underlying basis)A	0.2	3.1	14.4		0.8	14.9	0.8
1
Contains centralised fair value hedge accounting adjustments.
2
UK mortgages balances on an underlying basisA exclude the impact of the HBOS acquisition-related adjustments.
3
UK Motor Finance for Stages 1 and 2 include £185 million relating to provisions against residual values of vehicles subject to finance leasing agreements for Black Horse. These provisions are included within the calculation of coverage ratios.
4
Adjusted Stage 3 and Total ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £24 million, UK unsecured loans and overdrafts of £16 million, Small and Medium Businesses of £337 million and Corporate and Institutional Banking of £1 million.

CREDIT RISK (continued)
Loans and advances to customers and expected credit loss allowance – statutory and underlyingA basis
At 31 December 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total
Loans and advances to customers
UK mortgages	256,596	38,533	4,337	7,854	307,320	12.5	1.4
Credit cards	12,625	2,908	284	–	15,817	18.4	1.8
UK unsecured loans and overdrafts	7,103	1,187	196	–	8,486	14.0	2.3
UK Motor Finance	13,541	2,027	112	–	15,680	12.9	0.7
Other	15,898	525	144	–	16,567	3.2	0.9
Retail	305,763	45,180	5,073	7,854	363,870	12.4	1.4
Small and Medium Businesses	27,525	4,458	1,530	–	33,513	13.3	4.6
Corporate and Institutional Banking	52,049	3,529	538	–	56,116	6.3	1.0
Commercial Banking	79,574	7,987	2,068	–	89,629	8.9	2.3
Equity Investments and Central Items1	(43)	–	6	–	(37)
Total gross lending	385,294	53,167	7,147	7,854	453,462	11.7	1.6
UK mortgages (underlying basis)A,2	258,362	41,911	7,300		307,573	13.6	2.4
Retail (underlying basis)A	307,529	48,558	8,036		364,123	13.3	2.2
Total gross lending (underlying basis)A	387,060	56,545	10,110		453,715	12.5	2.2

Customer related ECL allowance (drawn and undrawn)
UK mortgages	169	376	357	213	1,115
Credit cards	234	446	130	–	810
UK unsecured loans and overdrafts	153	244	118	–	515
UK Motor Finance3	188	91	63	–	342
Other	20	21	47	–	88
Retail	764	1,178	715	213	2,870
Small and Medium Businesses	140	231	167	–	538
Corporate and Institutional Banking	156	218	253	–	627
Commercial Banking	296	449	420	–	1,165
Equity Investments and Central Items	–	–	4	–	4
Total	1,060	1,627	1,139	213	4,039
UK mortgages (underlying basis)A,2	170	441	757		1,368
Retail (underlying basis)A	765	1,243	1,115		3,123
Total gross lending (underlying basis)A	1,061	1,692	1,539		4,292

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI%	Total%	Adjusted Stage 34%	Adjusted Total4%

UK mortgages	0.1	1.0	8.2	2.7	0.4
Credit cards	1.9	15.3	45.8	–	5.1	49.4	5.1
UK unsecured loans and overdrafts	2.2	20.6	60.2	–	6.1	65.6	6.1
UK Motor Finance	1.4	4.5	56.3	–	2.2
Other	0.1	4.0	32.6	–	0.5
Retail	0.2	2.6	14.1	2.7	0.8	14.2	0.8
Small and Medium Businesses	0.5	5.2	10.9	–	1.6	13.9	1.6
Corporate and Institutional Banking	0.3	6.2	47.0	–	1.1	47.0	1.1
Commercial Banking	0.4	5.6	20.3	–	1.3	24.1	1.3
Equity Investments and Central Items		–	66.7	–
Total	0.3	3.1	15.9	2.7	0.9	16.8	0.9
UK mortgages (underlying basis)A,2	0.1	1.1	10.4		0.4
Retail (underlying basis)A	0.2	2.6	13.9		0.9	13.9	0.9
Total gross lending (underlying basis)A	0.3	3.0	15.2		0.9	15.8	0.9
1
Contains centralised fair value hedge accounting adjustments.
2
UK mortgages balances on an underlying basisA exclude the impact of the HBOS acquisition-related adjustments.
3
UK Motor Finance for Stages 1 and 2 include £187 million relating to provisions against residual values of vehicles subject to finance leasing agreements for Black Horse. These provisions are included within the calculation of coverage ratios.
4
Adjusted Stage 3 and Total ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £21 million, UK unsecured loans and overdrafts of £16 million, Small and Medium Businesses of £327 million.

CREDIT RISK (continued)
Stage 2 loans and advances to customers and expected credit loss allowance – statutory and underlyingA basis
	Up to date				1 to 30 days past due2		Over 30 days past due		Total
	PD movements		Other1
At 30 June 2024	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m

UK mortgages	17,837	109	9,350	131	1,678	48	977	40	29,842	328
Credit cards	2,317	272	151	46	96	27	37	16	2,601	361
UK unsecured loans and overdrafts	715	135	343	47	114	33	41	16	1,213	231
UK Motor Finance	971	44	1,127	31	155	26	35	11	2,288	112
Other	109	3	308	9	59	5	46	2	522	19
Retail	21,949	563	11,279	264	2,102	139	1,136	85	36,466	1,051
Small and Medium Businesses	2,943	171	464	18	229	11	137	5	3,773	205
Corporate and Institutional Banking	2,615	122	30	1	6	–	19	–	2,670	123
Commercial Banking	5,558	293	494	19	235	11	156	5	6,443	328
Total	27,507	856	11,773	283	2,337	150	1,292	90	42,909	1,379
UK mortgages (underlying basis)A	18,966	117	10,261	149	2,100	58	1,303	54	32,630	378
Retail (underlying basis)A	23,078	571	12,190	282	2,524	149	1,462	99	39,254	1,101
Total (underlying basis)A	28,636	864	12,684	301	2,759	160	1,618	104	45,697	1,429

At 31 December 2023
UK mortgages	26,665	146	9,024	133	1,771	52	1,073	45	38,533	376
Credit cards	2,612	345	145	49	115	34	36	18	2,908	446
UK unsecured loans and overdrafts	756	148	279	46	112	34	40	16	1,187	244
UK Motor Finance	735	30	1,120	30	138	21	34	10	2,027	91
Other	125	5	295	7	52	5	53	4	525	21
Retail	30,893	674	10,863	265	2,188	146	1,236	93	45,180	1,178
Small and Medium Businesses	3,455	202	590	17	253	8	160	4	4,458	231
Corporate and Institutional Banking	3,356	214	14	–	28	3	131	1	3,529	218
Commercial Banking	6,811	416	604	17	281	11	291	5	7,987	449
Total	37,704	1,090	11,467	282	2,469	157	1,527	98	53,167	1,627
UK mortgages (underlying basis)A	28,126	157	9,990	156	2,297	64	1,498	64	41,911	441
Retail (underlying basis)A	32,354	685	11,829	288	2,714	158	1,661	112	48,558	1,243
Total (underlying basis)A	39,165	1,101	12,433	305	2,995	169	1,952	117	56,545	1,692
1 Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.
2 Includes assets that have triggered PD movements, or other rules, given that being 1 to 29 days in arrears in and of itself is not a Stage 2 trigger.
3 Expected credit loss allowance on loans and advances to customers (drawn and undrawn).

CREDIT RISK (continued)
ECL sensitivity to economic assumptions

The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by generating four economic scenarios to appropriately reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. If the base case moves adversely, it generates a new, more adverse downside and severe downside which are then incorporated into the ECL. Consistent with prior years, the base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent. These assumptions can be found in note 14 on page 1 onwards.

The table below shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted probability of default and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments is held constant reflecting the basis on which they are evaluated. Judgemental adjustments applied through changes to model inputs or parameters, or more qualitative post model adjustments, are apportioned across the scenarios in proportion to modelled ECL where this better reflects the sensitivity of these adjustments to each scenario. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £468 million compared to £678 million at 31 December 2023.

Total ECL allowance by scenario – statutory and underlyingA basis

	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	971	387	658	1,190	3,004
Credit cards	700	583	676	772	903
Other Retail	942	855	915	990	1,139
Commercial Banking	999	746	895	1,143	1,641
Other	18	16	18	19	21
At 30 June 2024	3,630	2,587	3,162	4,114	6,708
UK mortgages (underlying basis)A	1,188	604	876	1,407	3,222
Total (underlying basis)A	3,847	2,804	3,380	4,331	6,926

UK mortgages	1,115	395	670	1,155	4,485
Credit cards	810	600	771	918	1,235
Other Retail	945	850	920	981	1,200
Commercial Banking	1,182	793	1,013	1,383	2,250
Other	32	32	32	32	32
At 31 December 2023	4,084	2,670	3,406	4,469	9,202
UK mortgages (underlying basis)A	1,368	650	930	1,400	4,738
Total (underlying basis)A	4,337	2,925	3,666	4,714	9,455

CREDIT RISK (continued)
Retail
●
Asset quality remains strong in the Retail portfolio with resilient credit performance throughout the period. There are signs that affordability pressures are easing as inflation has fallen back and the UK bank rate has settled. However, lagged impacts from previous interest rate rises and rising unemployment remain potential headwinds
●
Robust risk management remains in place, with strong affordability and indebtedness controls for both new and existing lending and a prudent risk appetite approach
●
Lending strategies are under continuous review and have been proactively managed and calibrated to the latest macroeconomic outlook, with actions taken to enhance both living and housing cost assumptions in affordability assessments
●
In UK mortgages, reductions in new to arrears and flows to default have been observed in the half-year and second quarter
●
Unsecured portfolios continue to exhibit stable new to arrears and flow to default trends with a small increase observed in flow to default in Motor driven by a normalisation of Voluntary Terminations (VT’s) as used car prices fall from historic highs
●
The Retail impairment charge in the first half of 2024 was £194 million and is materially lower than the charge of £592 million for the first half of 2023. This is largely due to favourable updates to the Group’s macroeconomic outlook within the base case and other scenarios, driving a £269 million release compared to a charge of £41 million in the first half of 2023, as well as the release of inflationary adjustments, given portfolio performance
●
All existing IFRS 9 staging rules and triggers have been maintained across Retail from the 2023 year end. Retail customer related ECL allowance as a percentage of drawn loans and advances (coverage) decreased to 0.8 per cent (31 December 2023: 0.9 per cent)
●
Favourable updates to the Group’s macroeconomic outlook have reduced Stage 2 loans and advances to 10.7 per cent of the Retail portfolio (31 December 2023: 13.3 per cent), of which 89.8 per cent are up to date loans (31 December 2023: 91.0 per cent). Stage 2 ECL coverage increased to 2.8 per cent (31 December 2023: 2.6 per cent)
●
Stage 3 loans and advances remain flat at 2.2 per cent of total loans and advances. Retail Stage 3 ECL coverage decreased to 13.3 per cent (31 December 2023: 13.9 per cent) due to portfolio mix changes; notably because UK mortgages require comparatively lower coverage in comparison to other Retail products due to security. Stage 3 loans and advances and Stage 3 coverage for all other Retail products excluding UK mortgages remain broadly stable

UK mortgages
●
The UK mortgage portfolio is well positioned with low arrears and a strong loan to value (LTV) profile. The Group has actively improved the quality of the portfolio over recent years using robust affordability and credit controls, while the balances of higher risk legacy vintages have continued to reduce
●
New to arrears and flows to default have improved in the half-year and second quarter. The Group is proactively monitoring existing mortgage customers as they reach the end of fixed rate deals with customers’ immediate behaviour remaining stable
●
Total loans and advances increased to £308.1 billion (31 December 2023: £307.6 billion), with a decrease in average LTV to 43.0 per cent (31 December 2023: 43.6 per cent). The proportion of balances with a LTV greater than 90 per cent decreased to 1.4 per cent (31 December 2023: 2.9 per cent). The average LTV of new business increased to 62.9 per cent (31 December 2023: 61.7 per cent)
●
Favourable updates to the Group’s macroeconomic outlook and stronger asset performance resulted in a net impairment release of £119 million for the first half of 2024 compared to a charge of £191 million for the first half of 2023. Total ECL coverage remains stable at 0.4 per cent (31 December 2023: 0.4 per cent)
●
Favourable macroeconomic updates also resulted in reductions to Stage 2 loans and advances to 10.6 per cent of the portfolio (31 December 2023: 13.6 per cent) and Stage 2 ECL coverage rising slightly to 1.2 per cent (31 December 2023: 1.1 per cent)
●
Stage 3 loans and advances remain stable at 2.4 per cent of the portfolio (31 December 2023: 2.4 per cent) with increases in legacy variable rate customers reaching 90 days past due largely offset by legacy mortgage securitisation activity. Stage 3 ECL coverage decreased to 9.8 per cent (31 December 2023: 10.4 per cent), due to the favourable macroeconomic outlook

CREDIT RISK (continued)
Period end and average LTVs across the Retail UK mortgage portfolio – underlying basisA
At 30 June 2024	Mainstream %	Buy-to-let %	Specialist %	Total %

Less than 60 per cent	57.1	69.8	86.6	59.4
60 per cent to 70 per cent	17.2	21.0	7.7	17.7
70 per cent to 80 per cent	13.4	9.0	2.3	12.6
80 per cent to 90 per cent	10.7	0.1	1.2	8.9
90 per cent to 100 per cent	1.5	0.0	1.0	1.3
Greater than 100 per cent	0.1	0.1	1.2	0.1
Total	100.0	100.0	100.0	100.0

UK mortgages loans and advances to customers (£m)	255,935	47,989	4,203	308,127
Average loan to value1:
Stock of residential mortgages	42.5	47.1	34.1	43.0
New residential lending in the period	64.0	55.4	n/a	62.9

At 31 December 2023
Less than 60 per cent	55.3	66.9	84.8	57.7
60 per cent to 70 per cent	17.6	21.8	9.2	18.1
70 per cent to 80 per cent	14.3	10.8	2.4	13.5
80 per cent to 90 per cent	9.4	0.4	1.2	7.8
90 per cent to 100 per cent	3.3	0.0	1.1	2.8
Greater than 100 per cent	0.1	0.1	1.3	0.1
Total	100.0	100.0	100.0	100.0

UK mortgages loans and advances to customers (£m)	254,539	47,609	5,425	307,573
Average loan to value1:
Stock of residential mortgages	43.1	48.1	35.0	43.6
New residential lending in the year	62.5	51.6	n/a	61.7
1 Average loan to value is calculated as total loans and advances as a percentage of the total indexed collateral of these loans and advances; the balances exclude the impact of HBOS acquisition adjustments.

UK mortgages greater than three months in arrears, excluding repossessions – underlying basisA
	Number of cases		Proportion of total		Value of loans1		Proportion of total
	At 30 Jun 2024 Cases	At 31 Dec 2023 Cases	At 30 Jun 2024%	At 31 Dec 2023%	At 30 Jun 2024 £m	At 31 Dec 2023 £m	At 30 Jun 2024%	At 31 Dec 2023%

Mainstream	22,900	23,123	1.3	1.3	3,163	3,094	1.2	1.2
Buy-to-let	5,058	5,037	1.4	1.4	725	692	1.5	1.5
Specialist	4,085	4,726	11.4	10.5	699	806	16.4	14.7
Total	32,043	32,886	1.5	1.5	4,587	4,592	1.5	1.5
1 Value of loans represents gross book value excluding the impact of HBOS acquisition adjustments of mortgages more than three months in arrears. These accounts are a subset of total Stage 3 given the exclusion of accounts in possession and those meeting other Stage 3 criteria.

CREDIT RISK (continued)
Credit cards
●
Credit cards balances increased to £16.2 billion (31 December 2023: £15.8 billion) due to continued recovery in customer spend, with no change to acquisition risk appetite
●
The credit card portfolio is a prime book, with stable credit performance in the half-year and continued strong repayment rates
●
Impairment charge of £115 million for the first half of 2024, is lower than the charge of £197 million in the first half of 2023, largely due to the release of ECL judgements raised to cover the risk of increased defaults from high inflation and cost of living pressures, given continued resilient portfolio performance. Total ECL coverage reduced to 4.3 per cent (31 December 2023: 5.1 per cent)
●
Favourable updates to the macroeconomic outlook resulted in a reduction in Stage 2 loans and advances to 16.0 per cent of the portfolio (31 December 2023: 18.4 per cent), with Stage 2 ECL coverage reducing to 13.9 per cent (31 December 2023: 15.3 per cent)
●
Resilient underlying arrears and default performance has also resulted in stable Stage 3 loans and advances at 1.8 per cent of the portfolio (31 December 2023: 1.8 per cent). Stage 3 ECL coverage is broadly stable at 50.0 per cent (31 December 2023: 49.4 per cent)

UK unsecured loans and overdrafts
●
Loans and advances for personal current account and the personal loans portfolios increased to £9.7 billion (31 December 2023: £8.5 billion) largely driven by recovering market demand in loans and natural balance build following the securitisation of assets at the end of 2023
●
Impairment charge of £140 million for the first half of 2024 is modestly below the charge of £160 million for the first half of 2023 again due to favourable macroeconomic updates and a more resilient underlying performance than previously anticipated. ECL coverage levels by individual stage all remain broadly stable, with Stage 2 ECL coverage at 19.0 per cent (31 December 2023: 20.6 per cent) and Stage 3 ECL coverage at 64.7 per cent (31 December 2023: 65.6 per cent)

UK Motor Finance
●
The UK Motor Finance portfolio increased to £16.6 billion (31 December 2023: £15.7 billion) driven by stocking and fleet, partially offset by a softening of Retail demand in the half-year
●
Updates to Residual Value (RV) and Voluntary Termination (VT) risk held against Personal Contract Purchase (PCP) and Hire Purchase (HP) lending are included within the impairment charge1. Recent significant falls in used car prices have been reflected and absorbed by an existing management judgement within this item. As a result RV and VT provision reduced to £185 million as at 30 June 2024 (31 December 2023: £187 million)
●
Impairment charge of £61 million for the first half of 2024 is higher than a charge of £43 million for the first half of 2023, which benefitted from more stable used car prices, partially driven by global supply constraints following the pandemic that have now eased
●
ECL coverage levels at a total level and by individual stage remain broadly stable. Total ECL coverage at 2.2 per cent (31 December 2023: 2.2 per cent), Stage 2 ECL coverage at 4.9 per cent (31 December 2023: 4.5 per cent) and Stage 3 ECL coverage at 57.3 per cent (31 December 2023: 56.3 per cent)

Other
●
Other loans and advances increased to £17.1 billion (31 December 2023: £16.6 billion). Stage 3 loans and advances remain stable at 1.0 per cent (31 December 2023: 0.9 per cent) and Stage 3 coverage reduced to 27.6 per cent (31 December 2023: 32.6 per cent)
●
There was a net impairment credit of £3 million for the first half of 2024 compared to a charge of £1 million in the first half of 2023
1 The depreciation of operating leases is included separately in the operating lease depreciation charge.

CREDIT RISK (continued)
Commercial Banking
●
The Commercial portfolio credit quality remains stable and resilient, benefitting from a focused approach to credit underwriting and monitoring standards and proactively managing exposures to higher risk and vulnerable sectors
●
The Group is cognisant of a number of risks and headwinds associated with the elevated interest rate environment especially in, but not limited to, sectors reliant upon consumer discretionary spend. Risks include reduced asset valuation and refinancing risk, a reduction in market liquidity impacting credit supply and pressure on both household discretionary spending and business margins
●
The Group continues to closely monitor credit quality, sector and single name concentrations. Sector and credit risk appetite continue to be proactively managed to ensure clients are supported in the right way and the Group is protected
●
The Group continues to provide early support to its more vulnerable customers through focused risk management via its Watchlist and Business Support framework. The Group continues to balance prudent risk appetite with ensuring support for financially viable clients

Impairment
●
There was a net impairment credit of £83 million in the first half of 2024, compared to a net impairment charge of £72 million in the first half of 2023. Commercial Banking has benefitted from a one-off release from loss rates used in the model, while observing a low charge on new and existing Stage 3 clients
●
ECL allowances decreased in the year to £990 million at 30 June 2024 (31 December 2023: £1,165 million). This was driven by the one-off release noted above, as well as a revised approach to modelling the multiple economic scenarios and a more favourable outlook across multiple economic indicators
●
Stage 2 loans and advances decreased to £6,443 million (31 December 2023: £7,987 million), largely as a result of improvements in the Group’s macroeconomic outlook, with 93.9 per cent of Stage 2 balances up to date (31 December 2023: 92.8 per cent). Stage 2 as a proportion of total loans and advances to customers decreased to 7.2 per cent (31 December 2023: 8.9 per cent). Stage 2 ECL coverage was lower at 5.1 per cent (31 December 2023: 5.6 per cent) with the decrease in coverage largely a result of the change in the forward-looking multiple economic scenarios
●
Stage 3 loans and advances were broadly stable at £2,055 million (31 December 2023: £2,068 million) and as a proportion of total loans and advances to customers, flat at 2.3 per cent (31 December 2023: 2.3 per cent). Stage 3 ECL coverage reduced to 22.8 per cent (31 December 2023: 24.1 per cent)

CREDIT RISK (continued)
Commercial Banking UK Real Estate
●
Commercial Banking UK Real Estate committed drawn lending stood at £9.7 billion at May 2024 (net of £3.1 billion exposures subject to protection through Significant Risk Transfer (SRT) securitisations). This compares to £10.0 billion at 31 December 2023 (net of £3.6 billion subject to SRT securitisations). In addition there are undrawn lending facilities of £3.4 billion (31 December 2023: £3.6 billion) to predominantly investment grade rated corporate customers
●
The Group classifies Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders). Exposures of £6.8 billion to social housing providers are also excluded (31 December 2023: £7.0 billion)
●
Despite some headwinds, including the impact of elevated interest rates, the portfolio continues to remain well-positioned and proactively managed with conservative LTVs, good levels of interest cover and appropriate risk mitigants in place
●
Overall performance of the portfolio has remained resilient. The Group has seen improvement within this sector, with a decrease in cases in its more closely monitored Watchlist category and limited flow into Business Support
●
Lending continues to be heavily weighted towards investment real estate (c.90 per cent) rather than development. Of these investment exposures c.90 per cent have an LTV of less than 70 per cent, with an average LTV of 46 per cent. The average interest cover ratio was 3.2 times, with 74 per cent having interest cover of above 2 times. In SME, LTV at origination has been typically limited to c.55 per cent, in the context of prudent repayment cover criteria (including notional base rate stress)
●
The portfolio is well diversified with no speculative commercial development lending (defined as property not pre-sold or pre-let at a level to fully repay the debt or generate sufficient income to meet the minimum interest cover requirements). Approximately 49 per cent of exposures relate to commercial real estate, including c.13 per cent secured by office assets, c.12 per cent by retail assets and c.12 per cent by industrial assets. Approximately 49 per cent of the portfolio relates to residential
●
Recognising this is a cyclical sector, total (gross and net) and asset type quantum caps are in place to control origination and exposure, including several asset type categories. Focus remains on the UK market and new business has been written in line with a prudent risk appetite criteria including conservative LTVs, strong quality of income and proven management teams. Development lending criteria also includes maximum loan to gross development value and maximum loan to cost, with funding typically only released against completed work, as confirmed by the Group’s monitoring quantity surveyor
●
Use of SRT securitisations also acts as a risk mitigant in this portfolio. Run-off of these is carefully managed and sequenced

LIQUIDITY RISK

The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 95 per cent as at 30 June 2024 (31 December 2023: 95 per cent). Total wholesale funding remained broadly stable at £97.6 billion as at 30 June 2024 (31 December 2023: £98.7 billion). The Group maintains access to diverse sources and tenors of funding.

The Group’s liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR)1 of 144 per cent as at 30 June 2024 (31 December 2023: 142 per cent) calculated on a Group consolidated basis based on the PRA rulebook. All assets within the liquid asset portfolio are hedged for interest rate risk. Following the implementation of structural reform, liquidity risk is managed at a legal entity level with the Group consolidated LCR representing the composite of the Ring-Fenced Bank and Non-Ring-Fenced Bank entities.

LCR eligible assets1 have remained stable at £136.0 billion (31 December 2023: £136.0 billion). In addition to the Group’s reported LCR eligible assets, the Group maintains borrowing capacity at central banks which averaged £78 billion in the 12 months to 30 June 2024. The net stable funding ratio remains strong at 130 per cent as at 30 June 2024 (31 December 2023: 130 per cent).

During the first half of 2024, the Group accessed wholesale funding across a range of currencies and markets with term issuance volumes totalling £8.0 billion. The Group expects full year wholesale issuance of less than £15.0 billion for 2024. The total outstanding amount of drawings from the TFSME has remained stable at £30.0 billion at 30 June 2024 (31 December 2023: £30.0 billion), with maturities in 2025, 2027 and beyond. The repayment of TFSME has been factored into the Group’s funding plans.
The Group’s credit ratings continue to reflect the strength of its business model and balance sheet. The rating agencies continue to monitor the impact of economic conditions and elevated rates for the UK banking sector. The strength of the Group’s management and franchise, along with its robust financial performance, capital and funding position, are reflected in the Group’s strong ratings.

1 Based on a monthly rolling simple average over the previous 12 months.

LIQUIDITY RISK (continued)
Group funding requirements and sources
	At 30 Jun 2024£ bn	At 31 Dec 2023 £bn	Change %

Group funding position
Cash and balances at central banks	66.8	78.1	(14)
Loans and advances to banks1	8.5	10.7	(21)
Loans and advances to customers	452.4	449.7	1
Reverse repurchase agreements – non-trading	49.4	38.8	27
Debt securities at amortised cost	15.4	15.4
Financial assets at fair value through other comprehensive income	27.8	27.6	1
Other assets2	272.6	261.2	4
Total Group assets	892.9	881.5	1
Less other liabilities2	(237.6)	(226.3)	(5)
Funding requirements	655.3	655.2

Wholesale funding3	97.6	98.7	(1)
Customer deposits	474.7	471.4	1
Repurchase agreements – non-trading	7.9	7.7	3
Term Funding Scheme with additional incentives for SMEs (TFSME)	30.0	30.0
Total equity	45.1	47.4	(5)
Funding sources	655.3	655.2
1 31 December 2023 excludes £0.1 billion of loans and advances to banks within the Insurance business.
2 Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.
3 The Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes balances relating to margins of £2.1 billion (31 December 2023: £2.4 billion).

Reconciliation of Group funding to the balance sheet
At 30 June 2024	Included in funding analysis £bn	Cash collateral received £bn	Fair value and other accounting methods £bn	Balance sheet £bn

Deposits from banks	3.3	2.5	(0.2)	5.6
Debt securities in issue	81.6	–	(6.8)	74.8
Subordinated liabilities	12.7	–	(2.3)	10.4
Total wholesale funding	97.6	2.5
Customer deposits	474.7	–	–	474.7
Total	572.3	2.5

At 31 December 2023
Deposits from banks	3.7	2.9	(0.4)	6.2
Debt securities in issue	82.9	–	(7.3)	75.6
Subordinated liabilities	12.1	–	(1.8)	10.3
Total wholesale funding	98.7	2.9
Customer deposits	471.4	–	–	471.4
Total	570.1	2.9
LIQUIDITY RISK (continued)

Analysis of total wholesale funding by residual maturity
Up to 1 month £bn		1 to 3 months £bn	3 to 6 months £bn	6 to 9 months £bn	9 to 12 months £bn	1 to 2 years £bn	2 to 5 years £bn	Over five years £bn	Total at 30 Jun 2024 £bn	Total at 31 Dec 2023 £bn

Deposits from banks	1.6	0.6	0.5	0.3	0.3	–	–	–	3.3	3.7
Debt securities in issue:
Senior unsecured notes issued	1.9	0.4	2.1	5.4	3.1	4.9	16.9	12.6	47.3	44.5
Covered bonds	–	–	0.5	2.0	0.1	1.6	6.6	0.9	11.7	14.1
Commercial paper	1.9	3.1	2.7	1.8	1.1	–	–	–	10.6	12.3
Certificates of deposit issued	0.5	1.5	1.9	1.5	1.4	0.1	–	–	6.9	7.8
Securitisation notes	–	–	–	0.1	–	0.1	4.3	0.6	5.1	4.2
	4.3	5.0	7.2	10.8	5.7	6.7	27.8	14.1	81.6	82.9
Subordinated liabilities	–	–	0.8	0.6	0.3	2.3	2.4	6.3	12.7	12.1
Total wholesale funding1	5.9	5.6	8.5	11.7	6.3	9.0	30.2	20.4	97.6	98.7
1 Excludes balances relating to margins of £2.1 billion (31 December 2023: £2.4 billion).
Analysis of term issuance in half-year to 30 June 2024
	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn

Securitisation1	0.9	–	–	–	0.9
Covered bonds	–	–	–	–	–
Senior unsecured notes	0.5	4.3	1.4	0.5	6.7
Subordinated liabilities	–	–	0.4	–	0.4
Additional tier 1	–	–	–	–	–
Total issuance	1.4	4.3	1.8	0.5	8.0
1 Includes significant risk transfer securitisations.

LIQUIDITY RISK (continued)
Liquidity portfolio
At 30 June 2024, the banking business had £136.0 billion of highly liquid unencumbered LCR eligible assets, based on a monthly rolling average over the previous 12 months post any liquidity haircuts (31 December 2023: £136.0 billion). This comprises £130.4 billion LCR level 1 eligible assets (31 December 2023: £131.3 billion) and £5.6 billion LCR level 2 eligible assets (31 December 2023: £4.7 billion). These assets are available to meet cash and collateral outflows and regulatory requirements. The Insurance business manages a separate liquidity portfolio to mitigate insurance liquidity risk.

The banking business also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.
LCR eligible assets
	Average
	20241 £bn	20231 £bn	Change %

Cash and central bank reserves	72.2	83.9	(14)
High quality government/MDB/agency bonds2	55.2	44.7	23
High quality covered bonds	3.0	2.7	11
Level 1	130.4	131.3	(1)
Level 23	5.6	4.7	19
Total LCR eligible assets	136.0	136.0
1 Based on 12 months rolling simple average to 30 June 2024 (2023: 31 December 2023). Eligible assets are calculated as a simple average of month-end observations over the previous 12 months post any liquidity haircuts.
2 Designated multilateral development bank (MDB).
3 Includes Level 2A and Level 2B.
	At 30 Jun 2024%	At 31 Mar 2024%	At 31 Dec 2023%

Liquidity coverage ratio1	144	143	142
Net stable funding ratio2	130	130	130
1 The liquidity coverage ratio and its components are calculated as simple averages of month-end observations over the previous 12 months.
2 Net stable funding ratio is based on an average of the four previous quarters.

Encumbered assets
The Board and Group Asset and Liability Committee (GALCO) monitor and manage total balance sheet encumbrance, including via a defined risk appetite. At 30 June 2024, the Group had £32.3 billion (31 December 2023: £38.0 billion) of externally encumbered on-balance sheet assets with counterparties other than central banks. The decrease in encumbered on-balance sheet assets was primarily driven by a reduction in secured funding. The Group also had £727.5 billion (31 December 2023: £704.5 billion) of unencumbered on-balance sheet assets, and £133.2 billion (31 December 2023: £139.0 billion) of pre-positioned and encumbered assets held with central banks. The decrease in the latter was primarily driven by monthly redemptions to the prepositioned collateral pools. Primarily, the Group encumbers mortgages, unsecured lending, credit card receivables and car loans through the issuance programmes and tradable securities through securities financing activity. The Group mainly pre-positions mortgage assets at central banks.

INTEREST RATE SENSITIVITY
The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 30 June 2024, the Group’s sterling structural hedge had a notional balance of £242 billion (a reduction from £247 billion at 31 December 2023).

Illustrative cumulative impact of parallel shifts in interest rate curve1
The table below shows the banking book net interest income sensitivity to an instantaneous parallel shift in interest rates. Sensitivities reflect shifts in the interest rate curve. The actual impact will also depend on the prevailing regulatory and competitive environment at the time. This sensitivity is illustrative and does not reflect new business margin implications and/or pricing actions today or in future periods, other than as outlined. The sensitivity is greater on downward parallel shifts due to pricing lags on deposit accounts.

The following assumptions have been applied:
●
Instantaneous parallel shift in interest rate curve, including UK Bank Rate
●
Balance sheet remains constant
●
Illustrative 50 per cent pass-through on deposits and 100 per cent pass-through on assets, which could be different in practice
	Year 1 £m	Year 2 £m	Year 3 £m

+50 basis points	c.225	c.375	c.625
+25 basis points	c.125	c.200	c.300
-25 basis points	(c.150)	(c.200)	(c.300)
-50 basis points	(c.300)	(c.375)	(c.600)
1 Sensitivity based on modelled impact on banking book net interest income, including the future impact of structural hedge maturities. Annual impacts are presented for illustrative purposes only and are based on a number of assumptions which are subject to change. Year 1 reflects the 12 months from the 30 June 2024 balance sheet position.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 25 July 2024